Exhibit 99.1

2019 Annual Report MAGNA INTERNATIONAL INC.

2019 Annual Report

MAGNA INTERNATIONAL INC.

MAGNA

Leading the Way in an Evolving Industry In an ever-changing world, Magna continues to be a leader in the global auto industry. Our innovative thinking and world-class manufacturing – more than ever – help advance mobility products and technologies for a greener future. Strategic and sustainable decisions allow us to anticipate changes, utilize an ambitious and entrepreneurial employee base and adapt as needed, all while continuing to grow the company and create shareholder value.

different innovative billion in sales 27 countries 165,000+ employees 80+ processes 13,000 engineers $39.4 0 waste to landfill by 2022 346 manufacturing / assembly facilities

27

countries

165,000+
employees

80+

different innovative processes

13,000 engineers

$39.4

billion in sales

0

waste to landfill by 2022

346 manufacturing / assembly facilities

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER Don Walker Chief Executive Officer Sustainable from the Start Growing Magna into a $40 billion company hasn’t happened by accident. Our commitment to world-class manufacturing, innovation and our people, all within an entrepreneurial culture, have been central to our strategy for creating sustained value. It’s also a stabilizing force in times of economic downturn and uncertainty. • By delivering products that help our customers achieve their sustainability goals, including cutting vehicle emissions and improving fuel economy. • Through green initiatives focused on exceeding regulatory requirements in our manufacturing divisions. We are targeting water and energy conservation, waste management and emission controls, all efforts that bolster our reputation for world-class manufacturing. Although production efficiencies and cost consciousness have been part of our operational mindset from the start, we have further increased our efforts to save resources and the planet. We are focused on big initiatives, such as powertrain electrification, as well as other important steps like energy-reduction efforts and increasing recycling in our facilities around the world. • By doing things right today, so that our company and the next generation have a future. That includes continuing to cultivate a diverse and inclusive workforce in which our employees bring together their rich perspectives and vital talents for the common good of the organization. We will also continue to be good partners in the communities in which we live and work. Sustainability and innovation go hand-in-hand. We are executing long-term product strategies that require investment of our resources today, in order to achieve returns in the years to come. For Magna this means continuing to invest in powertrain electrification, autonomous driving and vehicle lightweighting to name just a few. We are committed to delivering a safer, cleaner and smarter future for all who share the road and the world. It is what drives our business decisions and fuels our innovations. More importantly, it enables us to continue to create value for all our stakeholders, including our employees, customers and investors. As we progress through this decade in these transformative times, we will continue to address economic, social, environmental and regulatory changes:

SUSTAINABILITY EMBEDDED IN EVERYTHING WE DO Sustainability has been a part of the company’s strategy from the start, from our products to operations to culture. Here are just a few of the ways we continue to deliver on that strategy: • We help automakers reduce vehicle emissions and improve fuel economy, including through our new family of transmissions, which offers a highly versatile and scalable platform that can accommodate 80% of the global volume of front-wheel-drive vehicles. • Our recyclable modules provide up to 25% weight savings compared to traditional versions and allow for broader design flexibility. • More than 70% of Magna’s facilities have switched to energy-efficient LEDs. • More than 65% of our manufacturing plants have active Energy Teams in place with a goal to grow that to 100% by the end of 2021. On-site gardens at several Magna divisions are irrigated with recycled wastewater. Magna employees lead many local sustainability initiatives, including beekeeping in their spare time, an effort that has spread to some of our production facilities in Europe. Starting in 2020, we will sponsor beehives at ten of our facilities. Hundreds of Magna employees dedicate thousands of hours to volunteering in organizations such as Engineers Without Borders and FIRST Robotics.

MESSAGE FROM THE CHIEF FINANCIAL OFFICER Vince Galifi Chief Financial Officer A Balanced Approach in a Time of Unprecedented Change As a global mobility technology company, Magna is uniquely positioned to meet the needs of the market today while addressing the challenges of future mobility. We remain committed to striking a balance between investing for the future and continuing to drive our results in the near term. We have returned a significant amount of capital to shareholders for many years. In fact, over the past three years we’ve returned $5.7 billion to shareholders in the form of share repurchases and dividends, including over $1.7 billion in 2019. Going forward, we anticipate: Our expertise and leading technologies across our portfolio, together with our agility, provide the foundation for our competitive business model. This supports our ability to create value over the long-term even as our industry faces significant change and near-term challenges. • Further sales growth, driven by our strong positioning relative to industry trends; • Generating strong free cash flow1, reflecting the conversion of our sales growth together with a disciplined approach to capital spending; and As we progress through this decade, Magna expects to continue to capitalize on key trends, including electrification, autonomy and light-weighting. We have a long history of developing products and processes to help solve our customers’ problems and support them in making lighter, cleaner, safer and smarter vehicles. • Continued return of capital to shareholders, through both share repurchases and dividends. Our dividend increase in respect of the fourth quarter of 2019 represented the eleventh consecutive year of dividend increases for Magna. Our balanced approach should create value for shareholders, while providing us with the flexibility to pursue strategic opportunities, as Magna plays a key role in the new mobility ecosystem. Our capital strategy is to maintain a strong balance sheet, ample liquidity and high investment-grade credit ratings. At December 31, 2019, we had over $4 billion of available liquidity, between cash and credit lines. This strategy allows us to invest prudently for growth through organic opportunities, innovation spending and acquisitions that fit our strategy, as well as to return capital to shareholders. It also leaves us well-positioned in times of economic downturn. 1 Free cash flow is a non-GAAP financial measure. Free cash flow represents cash from operating activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investments in other assets.

KEY FIGURES AT-A-GLANCE SALES U.S. $ MILLIONS DIL6U.6T1ED EPS U.S. $ CASH FLOW FROM OPERATING ACTIVITIES U.S. $ MILLIONS 2018 2019 2018 2019 2018 2019 RETURN ON EQUITY 1 RETURN ON INVESTED CAPITAL1, 2 DIVIDENDS PAID PER SHARE 3 U.S. $ ON EQUITY 1 ON INVESTED CAPITAL1, 2 DIVIDENDS PAID PER U.S. $ 2018 2019 2018 2019 2015 2016 2017 2018 2019 10.1% 1 Return on Equity and Return on Invested Capital are non-GAAP financial measures. Definitions and reconciliations to the most directly comparable financial measures calculated in accordance with U.S. GAAP, can be found in the company’s Annual Report for the Year Ended December 31, 2019, in the Management’s Discussion and Analysis of Results of Operations and Financial Position section. The Magna International Inc. 2019 Annual Report has been posted on the company’s website through the investors link at www.magna.com. 2 The recognition of operating lease right-of-use assets during 2019 in accordance with the adoption of Accounting Standards Codification 842 – Leases negatively impacted 2019 Return on Invested Capital by 1.0%. 3 A two-for-one stock split was approved February 24, 2015. Dividends are shown on a post-stock split basis. 0.88 10.1% 1.00 SHARE 3 1.10 14.9% RETURN 1.32 15.5% 15.5% 1.46 19.7% RETURN 250.5199 39,431 2019 6.61 2018 40,827 3,718 2018 3,960 2019

MESSAGE FROM THE PRESIDENT Swamy Kotagiri President Driving Transformational Change The automobile of today and tomorrow represents much more than just mobility. It’s a technology platform that promotes cutting-edge innovations, societal changes, personal freedoms and brings numerous new opportunities to our industry and to Magna. We are also at the forefront of new technology opportunities such as paving the way for cost-effective, uniform and flexible light sources utilizing micro LEDs to enable high-volume applications in the mobility space. However, our innovation strategy doesn’t just focus on products. We continue to work on expanding the use of advanced materials and enhancing manufacturing processes. We are committed to lightweighting the vehicle through the use of a variety of mixed materials to help improve fuel economy and reduce emissions. We are also launching advanced technologies in areas such as robotics, artificial intelligence and augmented reality to improve efficiency in our manufacturing facilities around the world. As we enter a new decade, I am confident Magna is in a great position to help our customers drive change, deliver technologies consumers don’t even know they need yet, and secure tangible results for our stakeholders. We are solving some of the most complex problems in this transformative era. Aligned with our customer, product and geographic strategy, our innovation approach focuses on three key trends: • Driver Assistance: Creating solutions that improve safety and provide a more comfortable driving experience. Our technologies give drivers active guidance with a 360° view of their environment with the ability to detect various objects and predict their dynamic behavior around the vehicle and on its path. Beyond our product design, development and manufacturing, it’s our employees who drive our business, including 13,000 Magna engineers who make up one-third of our salaried workforce. Their talent and skillsets enable us to envision future mobility and understand how it will continue to transform our world. • Electrification: Developing powertrain innovations that are both modular and scalable – serving as building blocks to provide competitive solutions to automakers facing electric/hybrid powertrain proliferation. Backed by more than six decades of experience in the automotive industry, we have more product and systems knowledge, including complete-vehicle expertise, than any other supplier. It’s that capability, along with our culture and entrepreneurial-minded employees, that allows us to operate like a start-up and innovate as a technology company. • Smart Mobility: Accommodating a variety of new mobility use cases like enhancing the occupant experience by making seats more flexible and reconfigurable.

REIMAGINING THE FUTURE Magna’s company of entrepreneurs and open-for-business mentality are driving change in nearly every part of a vehicle, from seating to lighting to powertrain. It is fascinating to imagine what the future will bring with the growth of electrified and autonomous vehicles and smart mobility. To better envision the coming shift in the way we move people and goods, see some of our latest innovations below that are leading the way. Powertrain Electrification With a focus on vehicle electrification, Magna has developed an array of modular and scalable electrified powertrain products designed to help automakers meet increasingly stringent tailpipe emissions regulations around the world. These products include both 48-volt (mild hybrid) and high-voltage (full/plug-in hybrids and electric vehicles) variants. Magna’s ever-expanding portfolio of electrified products begins with a family of high-voltage electric propulsion systems. For example, we are launching production of electric-vehicle axles in China for a European automaker. Magna is also focused on electrified transmission systems and is now industrializing an innovative solution for BMW that packages a modular and scalable 48-volt traction motor inside an automatic dual-clutch transmission. This innovative new product allows automakers to offer a mild hybrid option for their front-wheel drive vehicles, while reducing CO2 emissions and increasing functionality. Battery Frame Technology With our expertise in body structures and exteriors, we developed an industry-first, multi-material battery tray that uses advanced composites and metals to meet the requirements for electric and hybrid vehicles. The battery tray is a key component of vehicle electrification which protects the batteries from physical damage within a sealed environment. The multi-material battery tray concept eliminates the need for complex machining and leak-proof welds.

ADAS Features More than 100 vehicle models on the road today have Magna ADAS (Advanced Driver Assistance Systems) features. As we continue to deliver new autonomous capabilities including our 3D Surround View Systems, Advanced Trailering and Autonomous Valet, we are meeting the growing demand from automakers and consumers seeking to integrate these technologies into their vehicles. Magna’s solid-state LiDAR solution will debut with BMW, and we are ready to bring to market our new high-definition ICON RADAR. The military-grade ICON RADAR is a new generation of auto-qualified RADAR that improves ADAS features and moves a step closer towards an autonomous future. Whether it’s cameras, LiDAR or RADAR, Magna’s materials and design expertise enables seamless integration of ADAS features in vehicle exteriors without sacrificing design. Flexible Lighting Magna is sparking a revolution in automotive lighting through a joint venture with Rohinni, an Idaho company developing ways to create “endless possibilities” with light that goes far beyond conventional LEDs. When paired with Magna’s world-class electronics manufacturing and automotive styling expertise, the combination is expected to produce modern lighting magic. By using thin-film micro and mini LEDs on flexible material as thin as a piece of paper, Magna Rohinni Automotive provides high-performance, flexible lighting that opens up new possibilities for design and brand distinction. SMARTACCESSTM Magna’s SMARTACCESS™ gives drivers and passengers a more intuitive way to enter and exit a vehicle, thanks to multiple HMI (Human Machine Interfaces) solutions and features which rely on motion and the sense of touch inside and outside the car. The cutting-edge technology bolsters and further differentiates Magna’s mechatronics product offerings, both today and in the future as the new mobility ecosystem continues to evolve.

MAGNA INTERNATIONAL INC.

Management's Discussion and
Analysis of Results of Operations
and Financial Position

December 31, 2019

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the audited consolidated financial statements and MD&A for the year ended December 31, 2019 included in our 2019 Annual Report to Shareholders. The most recent updates to our accounting policies, including the impact of the adoption of Accounting Standards Codification 842 – Leases, can be found in Note 2 of our audited consolidated financial statements for the year ended December 31, 2019.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at March 5, 2020.

MAGNA INTERNATIONAL INC. 1

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

•
A 40-day labour strike at General Motors ["GM"], which began late in September of 2019 and extended into late October, had a negative impact on North American light vehicle production and consequently negatively impacted our sales and profitability for 2019.
•
Total sales decreased 3% to $39.4 billion in 2019, compared to $40.8 billion in 2018. Our sales in 2019 were negatively impacted by, among other factors, the weakening of a number of currencies against the U.S. dollar, the divestiture of our Fluid Pressure & Controls ["FP&C"] business in the first quarter of 2019 and the impact of the labour strike at GM. Excluding the impact of foreign currency translation and divestitures, net of acquisitions, sales increased $636 million or 2%. This compares favourably to global light vehicle production, which declined 4%. This sales increase was primarily a result of the launch of new programs, in particular in our Complete Vehicles segment.
•
Diluted earnings per share and adjusted diluted earnings per share were $5.59 and $6.05, respectively. Adjusted diluted earnings per share decreased 10% from 2018, largely reflecting increased engineering and other costs in our advanced driver assistance systems ["ADAS"] business, the labour strike at GM, lower equity income, higher net commodity costs, higher spending associated with electrification, autonomy and research & development and higher net warranty costs. These were partially offset by lower incentive compensation, increased earnings in our Complete Vehicles business and the impact of a lower share count.
•
Other expense, net in 2019 of $240 million consisted of:

·
a $700 million non-cash impairment of assets in our three Getrag joint venture investments;
·
restructuring charges of $31 million;
·
asset impairment charges of $27 million in our Electronics operations; and
·
net losses on investments of $6 million, including net unrealized gains of $17 million related to the revaluation of our private equity investments and net losses of $23 million related to the revaluation and sale of our investment in Lyft, Inc. ["Lyft"].

  These were partially offset by a $524 million gain on the sale of our FP&C business.

•
Cash from operating activities was a record $4.0 billion, eclipsing our previous record from 2018 of $3.7 billion.
•
We continued to invest for our future, including:

·
$1.4 billion for fixed assets;
·
$394 million in investment and other asset spending; and
·
$105 million to acquire VIZA GECA, S.L. ["VIZA"], a Spain-based supplier of seat structures and related systems.

•
We returned $1.7 billion to shareholders in 2019 through $1.3 billion in share repurchases and $449 million in dividends.
•
Our Board of Directors increased our quarterly dividend by 10% to $0.40 per share reflecting continued confidence in Magna's future.
•
BMW awarded us the largest production order for transmission technologies in Magna's history for dual-clutch transmissions, including hybrid variants.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") and are intended to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. Forward-looking statements in this MD&A include, but are not limited to discussions related to the implementation of our business strategy.

2 ANNUAL REPORT 2019

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including the risk factors which are described later in this MD&A.

OVERVIEW

OUR BUSINESS(1)

We are a mobility technology company. We have more than 165,000 entrepreneurial-minded employees and 346 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

INDUSTRY TRENDS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels. Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic factors. Additional factors impacting vehicle sales levels, and thus production volumes in North America, Europe and China, include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Production volumes in different regions may be impacted by a range of factors which vary from one region to the next, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there were a number of significant industry trends that impacted us during 2019, including:

•
challenges in commercializing certain ADAS programs due to the inherent technical complexity and rigorous OEM timelines for development, testing and validation, as reflected in higher than expected development, testing and validation costs in our Magna Electronics business;
•
deteriorating production volumes in some of our primary markets;
•
shifting OEM and consumer preferences for certain types of transmissions, together with OEM pricing pressures, transmission insourcing by certain Chinese OEMs and other factors which collectively impacted the performance of our equity-accounted transmission joint ventures in that market;
•
lost production related to a 40-day labour strike at GM facilities in the U.S.;
•
elevated OEM product warranty expectations and product recall levels, as reflected in the net increase in our warranty costs; and
•
trade and tariff disputes.

Looking ahead, a number of industry trends are expected to create near-term opportunities and risks for automotive suppliers, including:

•
impact of the recent COVID-19 (Coronavirus) epidemic, including potential impact on global or regional economic growth, consumer confidence, supply chains, workforce, or otherwise;
•
continuation of elevated product warranty expectations and product recall levels, together with a deteriorating market for product recall insurance;
•
accelerating production of hybrid and electric vehicles, driven primarily by regulatory requirements rather than market demand, resulting in uncertainty regarding consumer acceptance of such vehicles;
•
production overcapacity in the Chinese market;
•
continuing macroeconomic challenges in China; and
•
potential consolidation of OEMs or further expansion of cooperative alliances among OEMs or between OEMs and "mobility-as-a-service" ["MaaS"] providers.

We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and autonomy, as well as MaaS. For example, to support our customers' needs for solutions which improve the carbon footprint of their vehicles, we are focused on delivering lightweight products and materials, efficient transmissions and active aerodynamics, as well as hybrid/electric drive systems. Additionally, we are building on our market leadership in camera-based ADAS, to provide driving solutions incorporating cameras, radar, LiDAR (for advanced applications) and domain controllers, which can be scaled to offer greater levels of automated driving functionality. We are also working with traditional OEMs and MaaS market entrants on potential new mobility solutions which leverage our complete vehicle know-how, potentially including our complete vehicle assembly expertise.

Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties which are discussed later in this MD&A.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

MAGNA INTERNATIONAL INC. 3

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	2019	2018	Change

1 Canadian dollar equals U.S. dollars	0.754	0.771	– 2%
1 euro equals U.S. dollars	1.119	1.181	– 5%
1 Chinese renminbi equals U.S. dollars	0.145	0.151	– 4%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the year ended December 31, 2019 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	2019	2018	Change

North America	16,353	17,041	– 4%
Europe	21,411	22,141	– 3%
China	24,758	26,333	– 6%

RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMER 31, 2019

SALES

Sales

Sales decreased 3% or $1.40 billion to $39.43 billion for 2019 compared to $40.83 billion for 2018. The weakening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar, Chinese renminbi and Turkish lira decreased sales by $1.28 billion. In addition, divestitures, net of acquisitions, during or subsequent to 2018 decreased sales by $749 million.

Excluding the impact of foreign currency translation and divestitures, net of acquisitions, sales increased $637 million due to the launch of programs, in particular in our Complete Vehicles segment, during or subsequent to 2018. This was partially offset by:

•
lower global light vehicle production, including the impact of the labour strike at GM during 2019;
•
the impact of lower assembly volumes on the BMW 5-Series;
•
the end of production of certain programs; and
•
net customer price concessions subsequent to 2018.

The changes in sales are discussed further in the "Segment Analysis" section of this MD&A.

4 ANNUAL REPORT 2019

COST OF GOODS SOLD

	2019	2018	Change

Material	$24,585	$25,355	$(770)
Direct labour	2,815	2,953	(138)
Overhead	6,622	6,747	(125)

Cost of goods sold	$34,022	$35,055	$(1,033)

Cost of goods sold decreased $1.03 billion to $34.02 billion for 2019 compared to $35.06 billion for 2018. The weakening of foreign currencies against the U.S. dollar, including the euro, Canadian dollar, Chinese renminbi and Turkish lira decreased cost of goods sold by $1.13 billion. In addition, divestitures, net of acquisitions, during or subsequent to 2018 decreased cost of goods sold by $666 million.

Excluding the impact of foreign currency translation and divestitures, net of acquisitions, cost of goods sold increased by $766 million primarily as a result of:

•
higher material, direct labour and overhead costs, primarily due to higher sales in our Complete Vehicles segment, which has a higher average material content compared to sales than our consolidated average;
•
higher engineering costs in our ADAS business in our Power & Vision segment, substantially associated with three programs that will be utilizing new technologies;
•
higher net commodity costs;
•
higher spending associated with electrification, autonomy and research & development; and
•
higher net warranty costs of $45 million.

These factors were partially offset by:

•
lower material, direct labour and overhead costs associated with the lower vehicle production due to the labour strike at GM during 2019;
•
higher favourable commercial items;
•
lower launch costs; and
•
ongoing productivity initiatives.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased $67 million to $1.35 billion for 2019 compared to $1.28 billion for 2018. The higher depreciation and amortization was primarily a result of:

•
increased capital deployed at existing facilities to support the launch of programs during or subsequent to 2018; and
•
higher amortization in our ADAS business as a result of amortizing 100% of capital spending associated with two programs that will be utilizing new technologies.

These factors were partially offset by:

•
a $41 million net decrease in reported U.S. dollar depreciation and amortization mainly due to the weakening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar; and
•
divestitures, net of acquisitions, during or subsequent to 2018 which decreased depreciation and amortization by $29 million.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense as a percentage of sales was 4.3% for 2019 compared to 4.1% for 2018. SG&A expense increased $33 million to $1,697 million for 2019 compared to $1,664 million for 2018, primarily as a result of:

•
a general increase in SG&A costs to support the growth in sales, excluding divestitures, net of acquisitions;
•
higher labour and benefit costs;
•
a favourable settlement reported during 2018 relating to the acquisition of Getrag;
•
lower foreign exchange gains in 2019 compared to 2018; and
•
a $16 million write-down during 2019 of fixed assets in our Electronics business associated with certain ADAS programs that are utilizing new technologies.

These factors were partially offset by:

•
a $55 million net decrease in the reported U.S. dollar SG&A expense primarily due to the weakening of the euro, Chinese renminbi and Canadian dollar, each against the U.S. dollar;
•
lower incentive compensation;
•
divestitures, net of acquisitions, during or subsequent to 2018 which decreased SG&A by $20 million; and
•
higher net gains on the sale of assets in 2019 compared to 2018.
MAGNA INTERNATIONAL INC. 5

INTEREST EXPENSE, NET

During 2019, we recorded net interest expense of $82 million compared to $93 million for 2018. The $11 million decrease is primarily as a result of a decline in borrowings, higher interest income earned on favourable tax settlements during 2019 compared to 2018 and higher cash balances.

EQUITY INCOME

Equity income decreased $99 million to $178 million for 2019 compared to $277 million for 2018, primarily due to lower sales, net favourable commercial items during 2018, a favourable change in reserves for uncertain tax positions during 2018, and a write-down of assets during 2019 at a certain facility. These factors were partially offset by improved operational performance at a certain facility, lower depreciation and amortization related to fair value increments as a result of the impairment of investments during 2019, lower net warranty costs, and a write-down of inventory and receivables relating to one customer during 2018 at a certain facility.

OTHER EXPENSE, NET

During the years ended December 31, 2019 and 2018, we recorded Other expense, net items as follows:

	2019			2018

	Operating Income	Net Income Attributable to Magna	Diluted Earnings per Share	Operating Income	Net Income Attributable to Magna	Diluted Earnings per Share

Impairment of assets(1)	$727	$557	$1.76	$74	$71	$0.21
Restructuring(2)	31	31	0.10	45	43	0.12
Net losses (gains) on investments(3)	6	5	0.02	(56)	(53)	(0.15)
Gain on sale of business(4)	(524)	(447)	(1.42)	–	–	–

Other expense, net	$240	$146	$0.46	$63	$61	$0.18

(1)
Impairment of assets

  During 2019, we recorded impairment charges of $700 million on our investments in Getrag (Jiangxi) Transmission Co., Ltd. and Dongfeng Getrag Transmission Co. Ltd. in China, and on our investment in Getrag Ford Transmission GmbH ["GFT"] in Europe. The impairment reflected lower than expected sales, increased pricing pressure in the Chinese market, declines in volume projections for the foreseeable future for manual transmissions and DCTs in China and manual transmissions in Europe, and in-sourcing of transmissions by certain Chinese OEMs. The impairment was recorded within our Power & Vision segment as follows:

Other Expense	$700
Tax effect on Other Expense	(36)

Net loss	664
Loss attributable to non-controlling interests related to Other Expense	(127)

Net loss attributable to Magna International Inc.	$537

  We also recorded asset impairment charges during 2019 of $27 million [$20 million after tax] in our Electronics operations which are included in our Power & Vision segment.

  During 2018, we recorded an impairment charge of $60 million [$59 million after tax] on our investment in GFT. The impairment reflected the expected further industry volume decline in manual transmissions, which make up substantially all of the volume production in the joint venture.

  We also recorded fixed asset impairment charges during 2018 of $14 million [$12 million after tax] related to a certain Body Exteriors & Structures facility.

(2)
Restructuring

  During 2019, we recorded restructuring charges of $31 million [$31 million after tax] related to certain European Body Exteriors & Structures operations.

  During 2018, we recorded restructuring charges of $25 million [$23 million after tax] related to certain European Body Exteriors & Structures facilities and $20 million [$20 million after tax] related to certain European Power & Vision facilities.

6 ANNUAL REPORT 2019

(3)
Net losses (gains) on investments

  In 2019, we recorded net losses of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of private equity investments and net losses of $23 million [$20 million after tax] related to the revaluation and sale of our investment in Lyft.

  In 2018, we recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of private equity investments, of which $46 million [$46 million after tax] related to our investment in Lyft.

(4)
Gain on sale of business

  During 2019, we recorded a gain of $524 million [$447 million after tax] on the sale of our global FP&C business which was previously reported within our Power & Vision segment.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $2.22 billion for 2019 compared to $2.95 billion for 2018. This $728 million decrease is a result of the following changes, each as discussed above:

	2019	2018	Change

Sales	$39,431	$40,827	$(1,396)

Costs and expenses
Cost of goods sold	34,022	35,055	(1,033)
Depreciation and amortization	1,345	1,278	67
Selling, general & administrative	1,697	1,664	33
Interest expense, net	82	93	(11)
Equity income	(178)	(277)	99
Other expense, net	240	63	177

Income from operations before income taxes	$2,223	$2,951	$(728)

INCOME TAXES

	2019		2018

Income Taxes as reported	$591	26.6%	$619	21.0%
Tax effect on Other expense, net	(33)	(3.9)	2	(0.4)
Other Tax Items	–	–	27	0.9

	$558	22.7%	$648	21.5%

During 2018, we had the following "Other Tax Items":

•
we reassessed our positions in deferred taxes in anticipation of the selling of our global FP&C business in 2019, recognizing a $21 million net reduction in deferred tax expense;
•
we released a portion of our valuation allowance against our deferred tax assets in India, which generated a reduction in income tax expense of $17 million; and
•
we completed our analysis of the impact of the Tax Cuts and Jobs Act enacted in the United States during 2017 and recorded a net increase in income tax expense of $11 million.

Excluding the Tax effect on Other expense, net and Other Tax Items, our effective income tax rate increased to 22.7% for 2019 compared to 21.5% for 2018, primarily as a result of:

•
higher accrued tax on undistributed foreign earnings;
•
a change in mix of earnings resulting in proportionally lower income earned in jurisdictions with lower income tax rates;
•
a net increase in reserves for uncertain tax positions; and
•
a decrease in equity income.

These factors were partially offset by an increase in research and development credits and a reduction in non-deductible expenses.

MAGNA INTERNATIONAL INC. 7

LOSS (INCOME) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Loss attributable to non-controlling interests was $133 million for 2019 compared to income attributable to non-controlling interests of $36 million for 2018. Excluding the $127 million loss attributable to non-controlling interests relating to the impairment of assets recorded in 2019, the remaining $42 million change was primarily due to decreased profits at certain Power & Vision operations in China partially offset by increased profits at certain Body Exteriors & Structures operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. decreased $531 million to $1.8 billion for 2019 compared to $2.3 billion for 2018, as a result of: a decrease in income from operations before income taxes of $728 million; partially offset by a loss attributable to non-controlling interests of $133 million in 2019 compared to income attributable to non-controlling interests of $36 million in 2018; and a decrease in income taxes of $28 million.

EARNINGS PER SHARE

Diluted earnings per share	Adjusted diluted earnings per share

	2019	2018	Change

Earnings per Common Share
Basic	$5.61	$6.65	– 16%
Diluted	$5.59	$6.61	– 15%

Weighted average number of Common Shares outstanding (millions)
Basic	314.7	345.4	– 9%
Diluted	315.8	347.5	– 9%

Adjusted diluted earnings per share	$6.05	$6.71	– 10%

Diluted earnings per share decreased $1.02 to $5.59 for 2019 compared to $6.61 for 2018 as a result of the decrease in net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during 2019. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to 2018, pursuant to our normal course issuer bids.

Other expense, net, after tax and loss attributable to non-controlling interests related to the impairment of assets negatively impacted diluted earnings per share by $0.46 in 2019, while Other expense, net, after tax, and Other Tax Items negatively impacted diluted earnings per share by $0.10 in 2018. These amounts are discussed in the "Other expense, net", "Loss (income) attributable to non-controlling interests" and "Income Taxes" sections.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, decreased $0.66 to $6.05 for 2019 compared to $6.71 for 2018.

8 ANNUAL REPORT 2019

NON-GAAP PERFORMANCE MEASURES
FOR THE YEAR ENDED DECEMBER 31, 2019

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for 2019 compared to 2018:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales

2018	$40,827	$3,107	7.6%
Increase (Decrease) related to:
Body Exteriors & Structures	(1,069)	(114)	– 0.1%
Power & Vision	(1,009)	(424)	– 0.9%
Seating Systems	29	(114)	– 0.3%
Complete Vehicles	689	76	+0.1%
Corporate and Other	(36)	14	+0.1%

2019	$39,431	$2,545	6.5%

Adjusted EBIT as a percentage of sales decreased 1.1% to 6.5% for 2019 compared to 7.6% for 2018 primarily due to:

•
higher engineering costs in our ADAS business in our Power & Vision segment, substantially associated with three programs that will be utilizing new technologies;
•
the labour strike at GM during 2019;
•
lower equity income;
•
lower scrap steel and aluminum recoveries and higher commodity costs;
•
higher spending associated with electrification, autonomy and research & development;
•
higher net warranty costs; and
•
higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•
lower incentive compensation and employee profit sharing;
•
higher favourable commercial items; and
•
lower launch costs.
MAGNA INTERNATIONAL INC. 9

RETURN ON INVESTED CAPITAL

Return on Invested Capital	Adjusted Return on Invested Capital

Return on Invested Capital was 10.1% for 2019 compared to 14.9% for 2018. The 4.8% decrease includes a 1.4% negative impact due to the change in Other expense, net, after tax and Other Tax Items. Adjusted Return on Invested Capital decreased 3.4% to 11.8% for 2019 compared to 15.2% for 2018 as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital. The recognition of operating lease right-of-use assets during 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 – Leases negatively impacted Adjusted Return on Invested Capital by 1.0%.

Average Invested Capital increased $637 million to $16.73 billion for 2019 compared to $16.10 billion for 2018, primarily due to:

•
the recognition of operating lease right-of-use assets during 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 – Leases; and
•
an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to 2019.

These factors were partially offset by:

•
the net weakening of foreign currencies against the U.S. dollar;
•
the sale of our FP&C business during 2019, including the associated assets and liabilities formerly classified as held for sale; and
•
the impairment of assets recorded in 2019, as described in the Other expense, net section.

RETURN ON EQUITY

Return on Equity

Return on Equity was 15.5% for 2019 compared to 19.7% for 2018. This 4.2% decrease was due to lower net income attributable to Magna, partially offset by lower average shareholders' equity. The change in Other expense, net, after tax, and Other Tax Items negatively impacted Return on Equity by 0.7%.

10 ANNUAL REPORT 2019

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to our chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments. Adjusted EBIT has been reconciled in the "Non-GAAP Financial Measures Reconciliation" section included in this MD&A.

	Sales			Adjusted EBIT

	2019	2018	Change	2019	2018	Change

Body Exteriors & Structures	$16,458	$17,527	$(1,069)	$1,299	$1,413	$(114)
Power & Vision	11,312	12,321	(1,009)	747	1,171	(424)
Seating Systems	5,577	5,548	29	312	426	(114)
Complete Vehicles	6,707	6,018	689	144	68	76
Corporate and Other	(623)	(587)	(36)	43	29	14

Total reportable segments	$39,431	$40,827	$(1,396)	$2,545	$3,107	$(562)

BODY EXTERIORS & STRUCTURES

	2019	2018	Change

Sales	$16,458	$17,527	$(1,069)	– 6%

Adjusted EBIT	$1,299	$1,413	$(114)	– 8%

Adjusted EBIT as a percentage of sales	7.9%	8.1%		– 0.2%

Sales

Sales – Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 6% or $1.07 billion to $16.46 billion for 2019 compared to $17.53 billion for 2018, primarily as a result of:

•
lower global light vehicle production, including the impact of the labour strike at GM during 2019;
•
a $392 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Canadian dollar, Chinese renminbi, British pound and Brazilian real, each against the U.S. dollar;
•
the end of production of certain programs, including the Chevrolet Cruze; and
•
net customer price concessions subsequent to 2018.

These factors were partially offset by the launch of programs during or subsequent to 2018, including the:

•
Ford Ranger;
•
GMC Sierra and Chevrolet Silverado;
•
Jeep Gladiator;
•
Chevrolet Blazer and Cadillac XT6; and
•
BMW X3.
MAGNA INTERNATIONAL INC. 11

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT – Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $114 million to $1.30 billion for 2019 compared to $1.41 billion for 2018, primarily as a result of:

•
reduced earnings due to lower sales, primarily due to the labour strike at GM during 2019;
•
lower scrap steel and aluminum recoveries and higher commodity costs;
•
favourable customer pricing resolutions in 2018;
•
higher net warranty costs of $26 million;
•
a $22 million decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of certain foreign currencies against the U.S. dollar including the euro, Canadian dollar and Chinese renminbi; and
•
net customer price concessions subsequent to 2018.

These factors were partially offset by:

•
lower launch costs;
•
lower employee profit sharing;
•
productivity and efficiency improvements, including at certain previously underperforming facilities;
•
a fire at a Tier 1 supplier in North America during 2018 which disrupted vehicle production; and
•
inefficiencies during 2018 at plants that have been closed subsequent to 2018.

Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT as a percentage of sales for Body Exteriors & Structures decreased 0.2% to 7.9% for 2019 compared to 8.1% for 2018, primarily as a result of:

•
the labour strike at GM during 2019;
•
lower scrap steel and aluminum recoveries and higher commodity costs;
•
favourable customer pricing resolutions in 2018; and
•
higher net warranty costs.

These factors were partially offset by:

•
lower launch costs;
•
productivity and efficiency improvements, including at certain previously underperforming facilities;
•
lower employee profit sharing; and
•
inefficiencies during 2018 at plants that have been closed subsequent to 2018.

POWER & VISION

	2019	2018	Change

Sales	$11,312	$12,321	$(1,009)	– 8%

Adjusted EBIT	$747	$1,171	$(424)	– 36%

Adjusted EBIT as a percentage of sales	6.6%	9.5%		– 2.9%

12 ANNUAL REPORT 2019

Sales

Sales – Power & Vision

Sales for Power & Vision decreased 8% or $1.01 billion to $11.31 billion for 2019 compared to $12.32 billion for 2018. Divestitures, net of acquisitions, subsequent to 2018 decreased sales by $861 million. In addition, the weakening of foreign currencies against the U.S. dollar, including the euro, Chinese renminbi and Canadian dollar decreased sales by $383 million.

Excluding the impact of divestitures, net of acquisitions, and foreign currency translation, sales increased $235 million due to the launch of programs during or subsequent to 2018, including the:

•
BMW X3;
•
Jeep Gladiator;
•
Chevrolet Blazer and Cadillac XT6;
•
BMW X7; and
•
dual-clutch transmissions on various Daimler vehicles.

These factors were partially offset by lower global light vehicle production, including lower vehicle production due to the labour strike at GM during 2019 and net customer price concessions subsequent to 2018.

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT – Power & Vision

Adjusted EBIT for Power & Vision decreased $424 million to $747 million for 2019 compared to $1.17 billion for 2018, primarily as a result of:

•
higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;
•
lower equity income of $81 million;
•
higher spending associated with electrification and autonomy;
•
the labour strike at GM during 2019;
•
the divestiture of FP&C during 2019;
•
reduced earnings on lower sales at a plant we will be closing;
•
a $22 million decrease in reported U.S. dollar Adjusted EBIT as a result of the weakening of the euro, Canadian dollar and Chinese renminbi, each against the U.S. dollar;
•
acquisitions and divestitures during or subsequent to 2018 which negatively impacted earnings;
•
$16 million related to tariffs, primarily on components purchased from China;
•
higher net warranty costs of $15 million; and
•
net customer price concessions subsequent to 2018.

These factors were partially offset by:

•
earnings on higher sales, excluding the impact of acquisitions and divestitures, and foreign exchange;
•
lower labour and benefit costs; and
•
higher net favourable commercial items.

Equity income was $81 million lower, primarily due to lower sales, net favourable commercial items during 2018, a favourable change in reserves for uncertain tax positions during 2018, and a write-down of assets during 2019 at a certain facility. These factors were partially offset by improved operational performance at a certain facility, lower depreciation and amortization related to fair value increments as a result of the impairment of investments during 2019, lower net warranty costs, and a write-down of inventory and receivables relating to one customer during 2018 at a certain facility.

MAGNA INTERNATIONAL INC. 13

Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT as a percentage of sales for Power & Vision decreased 2.9% to 6.6% for 2019 compared to 9.5% for 2018, primarily as a result of:

•
higher engineering costs in our ADAS business, substantially associated with three programs that will be utilizing new technologies;
•
lower equity income;
•
higher spending associated with electrification and autonomy;
•
acquisitions and divestitures during or subsequent to 2018; and
•
the labour strike at GM during 2019.

These factors were partially offset by the divestiture of FP&C during 2019.

SEATING SYSTEMS

	2019	2018	Change

Sales	$5,577	$5,548	$29	+1%

Adjusted EBIT	$312	$426	$(114)	– 27%

Adjusted EBIT as a percentage of sales	5.6%	7.7%		– 2.1%

Sales

Sales – Seating Systems

Sales for Seating Systems increased 1% or $29 million to $5.58 billion for 2019 compared to $5.55 billion for 2018, primarily as a result of:

•
the launch of programs at new facilities during or subsequent to 2018, including the:

·
BMW X5;
·
BMW X7; and
·
BMW 1-series; and
•
an acquisition subsequent to 2018 which increased sales by $108 million.

These factors were partially offset by:

•
the end of production of certain programs, including the Chevrolet Cruze;
•
a $149 million decrease in reported U.S. dollar sales, primarily as a result of the weakening of the euro, Turkish lira, Canadian dollar, Brazilian real and Chinese renminbi, each against the U.S. dollar;
•
lower global light vehicle production, including the impact of the labour strike at GM during 2019; and
•
net customer price concessions subsequent to 2018.

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT – Seating Systems

Adjusted EBIT for Seating Systems decreased $114 million to $312 million for 2019 compared to $426 million for 2018, primarily as a result of:

•
reduced earnings due to lower sales at a number of established facilities;
•
higher commodity costs;
•
lower foreign exchange gains in 2019 compared to 2018;
•
the labour strike at GM during 2019;
•
launch costs and operational inefficiencies at a new facility;
14 ANNUAL REPORT 2019

•
higher launch costs;
•
a $8 million decrease in reported U.S. dollar Adjusted EBIT, primarily due to the weakening of the Canadian dollar and Turkish lira, each against the U.S. dollar; and
•
net customer price concessions subsequent to 2018.

These factors were partially offset by higher favourable commercial items, income from an acquisition during 2019 and a gain on the sale of assets in 2019.

Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT as a percentage of sales for Seating Systems decreased 2.1% to 5.6% for 2019 compared to 7.7% for 2018, primarily as a result of:

•
launch costs and operational inefficiencies at a new facility;
•
reduced earnings due to lower sales at a number of established facilities;
•
higher commodity costs;
•
lower foreign exchange gains in 2019 compared to 2018;
•
higher launch costs; and
•
the labour strike at GM during 2019.

These factors were partially offset by higher favourable commercial items and a gain on the sale of assets in 2019.

COMPLETE VEHICLES

	2019	2018	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	158.5	144.6	13.9	+10%

Sales	$6,707	$6,018	$689	+11%

Adjusted EBIT	$144	$68	$76	+112%

Adjusted EBIT as a percentage of sales	2.1%	1.1%		+1%

(i) Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales	Complete Vehicle Assembly Volumes (thousands of units)

Sales – Complete Vehicles

Sales for Complete Vehicles increased 11% or $689 million to $6.71 billion for 2019 compared to $6.02 billion for 2018 and assembly volumes increased 10% or fourteen thousand units.

The increase in Complete Vehicle sales is primarily due to the launch of:

•
the BMW Z4 program during the fourth quarter of 2018;
•
the Jaguar I-Pace program during the first quarter of 2018;
•
the new Mercedes-Benz G-Class program during the second quarter of 2018; and
•
the Toyota Supra program during the first quarter of 2019.

These factors were partially offset by:

•
the impact of lower assembly volumes on the BMW 5-Series and Jaguar E-Pace; and
•
a $389 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.
MAGNA INTERNATIONAL INC. 15

Adjusted EBIT	Adjusted EBIT as a percentage of sales

Adjusted EBIT – Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $76 million to $144 million for 2019 compared to $68 million for 2018, primarily as a result of:

•
earnings on higher sales;
•
lower launch and other costs; and
•
lower spending associated with research & development.

These factors were partially offset by an $8 million decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the euro against the U.S. dollar and restructuring and downsizing costs incurred during 2019.

Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT as a percentage of sales for Complete Vehicles increased 1.0% to 2.1% for 2019 compared to 1.1% for 2018, primarily as a result of lower launch and other costs and earnings on higher sales.

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other increased $14 million to $43 million for 2019 compared to $29 million for 2018 primarily as a result of:

•
lower incentive compensation;
•
a gain on the sale of an asset in 2019;
•
a $7 million favourable impact of foreign exchange gains in 2019 compared to foreign exchange losses in 2018 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency; and
•
an increase in fees recorded from our divisions.

These factors were partially offset by:

•
higher labour and benefit costs;
•
higher spending associated with corporate research & development;
•
an increase in expected costs payable related to a divestiture; and
•
higher sponsorship costs.
16 ANNUAL REPORT 2019

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

Cash provided from operating activities

	2019	2018	Change

Net income	$1,632	$2,332
Items not involving current cash flows	1,976	1,539

	3,608	3,871	$(263)
Changes in operating assets and liabilities	352	(153)	505

Cash provided from operating activities	$3,960	$3,718	$242

Cash provided from operating activities

We generated cash from operating activities of $4.0 billion during 2019. The $242 million increase compared to 2018, was primarily as a result of:

•
a $281 million decrease in cash paid for material and overhead;
•
a $240 million decrease in cash paid for labour;
•
a $186 million decrease in cash paid for taxes; and
•
lower net interest expense of $11 million as discussed in the Interest Expense, net section above.

These factors were partially offset by:

•
a $413 million decrease in cash received from customers; and
•
lower dividends received from equity method investments of $63 million.

Changes in operating assets and liabilities

Cash provided from operating assets and liabilities amounted to $352 million in 2019. The net increase in cash was primarily as a result of:

•
a $629 million decrease in accounts receivable due to lower sales and timing of receipts;
•
a $104 million decrease in inventories due to volume decrease and new product launches;
•
a $97 million increase in other accrued liabilities due to an increase in net warranty accruals, partially offset by a decrease in accrued indirect taxes; and
•
a $96 million increase in income taxes payable.

These factors were partially offset by:

•
a $519 million decrease in accounts payable due to lower sales and timing of payments;
•
a $34 million decrease in accrued salaries and wages; and
•
a $21 million increase in prepaid expense.
MAGNA INTERNATIONAL INC. 17

INVESTING ACTIVITIES

Cash used for investing activities

	2019	2018	Change

Fixed asset additions	$(1,441)	$(1,650)
Investments, other assets and intangible assets	(394)	(481)

Fixed assets, investments, other assets and intangible assets additions	(1,835)	(2,131)
Acquisitions	(147)	(148)
Proceeds from sale of (investments in) Lyft	231	(220)
Proceeds from dispositions	185	223
Proceeds on sale of business	1,132	–

Cash used for investing activities	$(434)	$(2,276)	$1,842

Cash used for investing activities was lower for 2019 compared to 2018 primarily due to the proceeds on the sale of FP&C during 2019 and proceeds from the sale of our investments in Lyft.

Fixed assets, investments, other assets and intangible assets additions

In 2019, we invested $1.4 billion in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2019 was for manufacturing equipment for programs that launched during 2019, or that will be launching subsequent to 2019. In addition, we invested: $310 million in other assets related primarily to reimbursable tooling, planning, and engineering costs for programs that launched during 2019 or will be launching subsequent to 2019; $45 million in intangible assets, primarily related to software; and $39 million in investments, primarily related to equity method investments.

Acquisitions

During 2019, we acquired 100% of the equity interest in VIZA for consideration of $99 million.

Proceeds from sale of (investments in) Lyft

In 2019, we sold 5.4 million shares of Lyft for proceeds of $231 million.

Proceeds from dispositions

In 2019, $185 million of proceeds related to normal course fixed and other asset disposals.

Proceeds on sale of business

The $1.1 billion of proceeds related to the sale of FP&C business during 2019.

FINANCING ACTIVITIES

	2019	2018	Change

Issues of debt	$47	$172
(Decrease) increase in short-term borrowings	(1,124)	866
Repayments of debt	(149)	(171)
Contributions to subsidiaries by non-controlling interests	4	4
Issue of Common Shares on exercise of stock options	44	50
Shares repurchased for tax withholdings on vesting of equity awards	(9)	(16)
Repurchase of Common Shares	(1,289)	(1,831)
Dividends paid to non-controlling interest	(22)	(69)
Dividends paid	(449)	(448)

Cash used for financing activities	$(2,947)	$(1,443)	$(1,504)

18 ANNUAL REPORT 2019

The decrease in short-term borrowings were related primarily to a $903 million decrease in U.S. commercial paper [the "U.S. Program"] and an $160 million decrease in euro-commercial paper [the "Euro Program"] during 2019.

Repurchases of Common Shares during 2019 were related to 25.8 million Common Shares repurchased under normal course issuer bids for aggregate cash consideration of $1.3 billion.

Cash dividends paid per Common Share were $1.46 for 2019, for a total of $449 million compared to cash dividends paid per Common Share of $1.32 for 2018, for a total of $448 million.

FINANCING RESOURCES

	As at December 31, 2019	As at December 31, 2018	Change

Liabilities
Short-term borrowings	$–	$1,098
Long-term debt due within one year	106	201
Current portion of operating lease liabilities	225	–
Long-term debt	3,062	3,084
Operating lease liabilities	1,601	–

	4,994	4,383	$611
Non-controlling interests	300	458	(158)
Shareholders' equity	10,831	10,701	130

Total capitalization	$16,125	$15,542	$583

Total capitalization increased by $583 million to $16.13 billion as at December 31, 2019 compared to $15.54 billion at December 31, 2018, primarily as a result of a $611 million increase in liabilities and a $130 million increase in shareholder's equity, partially offset by a $158 million decrease in non-controlling interest.

The increase in liabilities related primarily to the recognition of $225 million of current operating lease liabilities and $1.60 billion of operating lease liabilities during 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 – Leases, partially offset by a $903 million decrease in the U.S. Program and a $160 million decrease in the Euro Program during 2019.

The increase in shareholder's equity was primarily as a result of:

•
$1.63 billion of net income earned in 2019; and
•
a $102 million net unrealized gain on cash flow hedges.

These factors were partially offset by:

•
$1.29 billion repurchase and cancellation of 25.8 million Common Shares during 2019;
•
$449 million of dividends paid during 2019; and
•
$18 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not U.S. dollars.

The decrease in non-controlling interest was primarily as a result of the impairment of equity-accounted assets recorded in 2019 and dividends paid during 2019 partially offset by a loss attributable to non-controlling interests in 2019.

CASH RESOURCES

During 2019 our cash resources, including restricted cash equivalents, increased by $590 million to $1.39 billion, primarily as a result of cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at December 31, 2019, we had term and operating lines of credit totalling $3.3 billion, of which $3.1 billion was unused and available.

MAGNA INTERNATIONAL INC. 19

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at March 7, 2020 were exercised:

Common Shares	301,768,927
Stock options(i)	9,745,110

311,514,037

(i) Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.

At December 31, 2019, we had contractual obligations requiring annual payments as follows:

	2020	2021- 2022	2023- 2024	Thereafter	Total

Operating leases	$297	$517	$415	$1,126	$2,355
Long-term debt	106	371	1,370	1,321	3,168
Unconditional purchase obligations:
Materials and services	2,737	1,286	918	253	5,194
Capital	978	198	75	19	1,270

Total contractual obligations	$4,118	$2,372	$2,778	$2,719	$11,987

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $656 million at December 31, 2019. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total

Projected benefit obligation	$659	$29	$446	$1,134
Less plan assets	(478)	–	–	(478)

Unfunded amount	$181	$29	$446	$656

As of December 31, 2019, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources.

20 ANNUAL REPORT 2019

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in U.S. dollars and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. Our North American operations use labour and materials which are paid for in U.S. dollars, Canadian dollars, Mexican pesos and euros. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros, British pounds, U.S. dollars, Czech korunas, Polish zlotys and Hungarian forint.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price or material purchases have been quoted in foreign currencies and for labour in countries where their local currency is not their functional currency. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

MAGNA INTERNATIONAL INC. 21

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the "Segment Analysis" section. The following table reconciles net income to Adjusted EBIT:

	2019	2018

Net Income	$1,632	$2,332
Add:
Interest Expense, net	82	93
Other Expense, net	240	63
Income Taxes	591	619

Adjusted EBIT	$2,545	$3,107

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	2019	2018

Sales	$39,431	$40,827

Adjusted EBIT	$2,545	$3,107

Adjusted EBIT as a percentage of sales	6.5%	7.6%

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share has been discussed in the "Earnings per Share" section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	2019	2018

Net income attributable to Magna International Inc.	$1,765	$2,296
Add (deduct):
Other Expense, net	240	63
Tax effect on Other Expense, net	33	(2)
Loss attributable to non-controlling interests related to Other Expense, net	(127)	–
Other Tax Items	–	(27)

Adjusted net income attributable to Magna International Inc.	1,911	2,330
Diluted weighted average number of Common Shares outstanding during the period (millions)	315.8	347.5

Adjusted diluted earnings per share	$6.05	$6.71

22 ANNUAL REPORT 2019

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital and Adjusted Return on Invested Capital are discussed in the "Non-GAAP Performance Measures" section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits and Adjusted After-tax operating profits are calculated in the table below:

	2019	2018

Net Income	$1,632	$2,332
Add (deduct):
Interest Expense, net	82	93
Income taxes on Interest Expense, net at Magna's effective income tax rate:	(18)	(20)

After-tax operating profits	1,696	2,405
Other Expense, net	240	63
Tax effect on Other Expense, net	33	(2)
Other Tax Items	–	(27)

Adjusted After-tax operating profits	$1,969	$2,439

Invested Capital is calculated in the table below:

	2019	2018

Total Assets	$25,790	$25,945
Excluding:
Cash and cash equivalents	(1,276)	(684)
Deferred tax assets	(308)	(300)
Less Current Liabilities	(8,529)	(10,304)
Excluding:
Short-term borrowings	–	1,098
Long-term debt due within one year	106	201
Current portion of operating lease liabilities	225	–

Invested Capital	$16,008	$15,956

MAGNA INTERNATIONAL INC. 23

Return on Invested Capital is calculated in the table below:

	2019	2018

After-tax operating profits	$1,696	$2,405

Average Invested Capital	$16,732	$16,095

Return on Invested Capital	10.1%	14.9%

Adjusted Return on Invested Capital is calculated in the table below:

	2019	2018

Adjusted After-tax operating profits	$1,969	$2,439

Average Invested Capital	$16,732	$16,095

Adjusted Return on Invested Capital	11.8%	15.2%

RETURN ON EQUITY

Return on Equity is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	2019	2018

Net income attributable to Magna International Inc.	$1,765	$2,296

Average Shareholders' Equity	$11,412	$11,663

Return on Equity	15.5%	19.7%

24 ANNUAL REPORT 2019

SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are more fully described in Note 1, "Significant Accounting Policies", to the consolidated financial statements included in this Report. The preparation of the audited consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements. These estimates and assumptions are based on our historical experience, and various other assumptions we believe to be reasonable in the circumstances. Since these estimates and assumptions are subject to an inherent degree of uncertainty, actual results in these areas may differ significantly from our estimates.

We believe the following critical accounting policies and estimates affect the more subjective or complex judgements and estimates used in the preparation of our consolidated financial statements and accompanying notes. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

IMPAIRMENT ASSESSMENTS – EQUITY METHOD INVESTMENTS, GOODWILL AND OTHER LONG-LIVED ASSET

As of December 31, 2019, and 2018, we had equity method investments of $1.1 billion and $1.9 billion, respectively. We monitor our investments for indicators of other-than-temporary declines in value on an ongoing basis in accordance with U.S. GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the book value and the fair value of the investment.

During the third quarter of 2019, we concluded that there were other-than-temporary declines in value related to our investments in Getrag (Jiangxi) Transmission Co., Ltd. and Dongfeng Getrag Transmission Co. Ltd. in China, which make both manual transmissions and dual clutch transmissions, and in our investment in Getrag Ford Transmission GmbH in Europe which makes manual transmissions. As a result, we recorded a $700 million non-cash impairment charge within Other expense, net. The impairment was measured under an income approach, utilizing discounted cash flows to derive the fair value of our investments. The inputs utilized in the analyses were classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected revenues and costs, estimated production volumes, future growth rates and appropriate discount rates (based on weighted average cost of capital). To the extent that future profitability continues to decline as compared to forecasted profitability or if adverse changes occur to key assumptions or other fair value measurement inputs, additional impairment of our equity method investments could occur in the future. Refer to Note 4, Other Expense, Net of the notes to the consolidated financial statements for additional information.

We review goodwill at the reporting unit level for impairment in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that goodwill might be impaired. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If a reporting unit's carrying amount exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using the estimated discounted future cash flows of the reporting unit.

In addition to our review of goodwill, we evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include the bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment may be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to equity method investments, goodwill and long-lived asset impairment assessments are "critical accounting estimates" because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

WARRANTY

We record product warranty costs, which include product liability and recall costs. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle assembly, powertrain systems, and electronics contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience.

Product liability and recall provisions are established based on our best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. In making this estimate, judgement is also required as to the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

Due to the uncertain nature of the net costs, actual product liability costs could be materially different from our best estimates of future costs.

MAGNA INTERNATIONAL INC. 25

INCOME TAXES

The determination of our tax liabilities involves dealing with uncertainties in the application of complex tax laws. Significant judgement and estimates are required in determining our provision for income taxes, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

At December 31, 2019, we had gross unrecognized tax benefits of $192 million excluding interest and penalties, of which $174 million, if recognized, would affect our effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect our effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets.

Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between financial statement carrying value of existing assets and liabilities and their respective tax bases and tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Accounting standards require that we assess whether valuation allowances should be established or maintained against our deferred income tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors used to assess the likelihood of realization are: history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets. On a quarterly basis, we evaluate the realizability of deferred tax assets by assessing our valuation allowances and by adjusting the amount of such allowances as necessary. We use tax planning strategies to realize deferred tax assets in order to avoid the potential loss of these tax benefits. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations. Refer to Note 13, Income Taxes of the notes to the consolidated financial statements for additional information.

EMPLOYEE FUTURE BENEFIT PLANS

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post-retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore impact the recognized expense in future periods. Significant changes in assumptions or significant plan amendments could materially affect our future employee benefit obligations and future expense.

At December 31, 2019, we had past service costs and actuarial experience losses of $255 million included in accumulated other comprehensive income that will be amortized to future employee benefit expense over the expected average remaining service life of employees or over the expected average life expectancy of retired employees, depending on the status of the plan.

SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subsequent to December 31, 2019, we purchased 1,955,518 Common Shares for cancellation and 177,103 Common Shares to satisfy stock-based compensation awards, each under our existing normal course issuer bid for cash consideration of $101 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 24 of our audited consolidated financial statements for the year ended December 31, 2019, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2018.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended [the "Exchange Act"], are designed to ensure that material information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to senior management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to enable them to make timely decisions regarding required disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2019, under the supervision, and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission ["SEC"]) are effective as of December 31, 2019.

26 ANNUAL REPORT 2019

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management used the Committee of Sponsoring Organizations of the Treadway Commission ["COSO"] Internal Control – Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2019, such internal control over financial reporting is effective. The Company's internal control over financial reporting as of December 31, 2019, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm who also audited the Company's consolidated financial statements for the year ended December 31, 2019. Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting. This report precedes our audited consolidated financial statements for the year ended December 31, 2019.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting that occurred during 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MAGNA INTERNATIONAL INC. 27

RISK FACTORS

Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to risks and uncertainties. The following are the more significant such risks:

RISKS RELATED TO THE AUTOMOTIVE INDUSTRY

•
Economic Cyclicality:   The global automotive industry is cyclical, with the potential for regional differences in timing of expansion and contraction of economic cycles. A worsening of economic, political, or other conditions in North America, Europe or China, including as a result of the COVID-19 (Coronavirus) epidemic, may result in lower consumer confidence, which typically translates into lower vehicle sales and production levels. A significant decline in vehicle production volumes from current levels could have a material adverse effect on our profitability and financial condition.

•
Regional Volumes Declines:   North America, Europe and China are key automotive producing regions for us, and our operating results are primarily dependent on car and light truck production by our customers in these regions. A significant or sustained decline in vehicle production volumes in any or all of these geographic regions could have a material adverse effect on our operations, sales and profitability.

•
Intense Competition:   The automotive supply industry is highly competitive and becoming more so. Some of our competitors have higher or more rapidly growing market share than we do in certain product or geographic markets. Additionally, a number of established electronics and semiconductor companies have entered or expanded their presence in the automotive industry, while disruptive technology innovators have been introducing novel product and service solutions which traditional automotive suppliers may not be able to match. Failure to successfully compete with existing or new competitors, including failure to grow our electronics content, could affect our ability to fully implement our business strategy.

•
Trade Agreements:   The global growth of the automotive industry has been aided by the free movement of goods, services, people and capital through bilateral and regional trade agreements, particularly in North America and Europe. Introduction of measures which impede free trade could have a material adverse effect on our operations and profitability.

•
Trade Disputes/Tariffs:   International trade disputes could, among other things, reduce demand for and production of vehicles, disrupt global supply chains, distort commodity pricing, impair the ability of automotive suppliers and vehicle manufacturers to make efficient long-term investment decisions, create volatility in relative foreign exchange rates, and contribute to stock market volatility. A trade dispute between the United States and China led to the imposition by the United States of tariffs on a broad range of Chinese-origin imports into the U.S., and retaliatory tariffs by China on certain U.S.-origin imports into China, including automobiles. Although the first phase of a trade agreement was recently reached between the U.S. and China, some of these tariffs remain in place. The continuation of these or other tariffs and/or escalation of trade disputes which interfere with automotive supply chains could have an adverse effect on our operations and profitability.

CUSTOMER AND SUPPLIER RELATED RISKS

•
Customer Concentration:   Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six customers: General Motors, BMW, Ford, Fiat Chrysler, Daimler and Volkswagen. In light of the amount of business we currently have with these six customers, our opportunities for incremental growth with them in North America, Europe and China may be limited. While we continue to diversify our business, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

•
Customer Consolidation and Cooperation:   There have been a number of examples of OEM consolidation in recent years, including the proposed merger of PSA and Fiat Chrysler. Additionally, competing OEMs are increasingly cooperating and collaborating in different ways to save costs, including through joint purchasing activities, platform sharing, powertrain sharing, joint R&D and regional joint ventures. While OEM consolidation and cooperation may present opportunities, they also present a risk that we could lose future business or experience even greater pricing pressure on certain production programs, either of which could have an adverse effect on our profitability.

•
Market Shifts:   While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares away from vehicles on which we have significant content, as well as vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

•
Consumer Take Rate Shifts:   Shifts in consumer preferences may impact "take rates" for certain types of products we sell. Examples of such products include: manual and dual-clutch transmissions; all-wheel drive systems; power liftgates; active aerodynamics systems; advanced driver assistance systems; and complete vehicles with certain option packages or option choices. Where shifts in consumer preferences result in higher "take rates" for products that we do not sell or for products we sell at a lower margin, our profitability may be adversely affected.

MANUFACTURING / OPERATIONAL RISKS

•
Product Launch:   The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing of design changes by our customers relative to start of production; production readiness of our and our suppliers' manufacturing facilities; robustness of manufacturing processes; launch volumes; quality and production readiness of tooling and equipment; employees; and initial product quality. Our failure to successfully launch material new or takeover business could have a material adverse effect on our profitability and reputation.
28 ANNUAL REPORT 2019

•
Operational Underperformance:   From time to time, we may have operating divisions which are not performing at expected levels of profitability. The complexity of automotive manufacturing operations often makes it difficult to achieve a quick turnaround of underperforming divisions. Significant underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

•
Restructuring Costs:   We may sell some product lines and/or downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our profitability.

•
Impairments:   We have recorded significant impairment charges related to equity interests in joint ventures, goodwill and long-lived assets in the past, and may do so again in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment, as may the technological obsolescence of any of our products or production assets. In conducting our impairment analysis, we make forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes. To the extent such forward-looking assumptions are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•
Supply Disruptions:   Events which prevent us from supplying products to our customers could result in a range of potential adverse consequences, including penalties or business interruption claims by our customers, loss of business and reputational damage. At present, there is a risk that production stoppages related to the COVID-19 (Coronavirus) epidemic could result in supply disruptions both within China and with respect to components made in China or elsewhere. A prolonged supply disruption could have a material adverse effect on our operations and profitability.

•
Skilled Labour Attraction/Retention:   Our business depends on our ability to attract, develop and retain experienced and highly skilled personnel. Such personnel are in high demand in some of the areas in which we compete, and competition for employees with certain types of skills may be intense. For example, due to the rapid changes in the automotive industry, particularly in response to electrification, autonomous driving and MaaS trends, we have a growing need for personnel with software and other technical skills, and we may face substantial competition for such personnel, including from traditional software industry companies. From time to time, we complete acquisitions that assist us in meeting our needs for skilled labour. The inability to attract and/or retain highly-skilled personnel, including in connection with completed acquisitions, could have an adverse effect on our operations and our ability to fully implement our business strategy.

IT SECURITY / CYBERSECURITY

•
IT / Cybersecurity Breach:   Although we have established and continue to enhance security controls intended to protect our IT systems and infrastructure, there is no guarantee that such security measures will be effective in preventing unauthorized physical access or cyber attacks. A significant breach of our IT systems could: result in theft of funds; cause disruptions in our manufacturing operations; lead to the loss, destruction or inappropriate use of sensitive data; or result in theft of our, our customers' or our suppliers' intellectual property or confidential information. The occurrence of any of the foregoing could adversely affect our operations and/or reputation, and could lead to claims against us that could have a material adverse effect on our profitability.

•
Product Cybersecurity:   The risk of vehicle cyber attacks has risen with the proliferation of technology designed to connect vehicles to external networks. Although systems-level cybersecurity controls and protections are typically specified by our OEM customers, we cannot provide assurance that such controls and protections will be effective in preventing cyber intrusion through one of our products. Furthermore, an OEM customer may still seek to hold us financially responsible, even where the OEM specified the cybersecurity controls and protections. Any such cyber intrusion could cause reputational damage and lead to claims against us that have an adverse effect on our profitability.

PRICING RISKS

•
Quote / Pricing Assumptions:   The time between award of new production business and start of production typically ranges between two and four years. Since product pricing is typically determined at the time of award, we are subject to significant pricing risk due to changes in input costs and quote assumptions between the time of award and start of production. The inability to quote effectively, or the occurrence of a material change in input cost or other quote assumptions between program award and production, could have an adverse effect on our profitability.

•
Customer Pricing Pressure:   We face ongoing pricing pressure from OEMs, including through: quoting pre-requirements; long-term supply agreements with mutually agreed price reductions over the life of the agreement; non-contractual annual price concession demands; pressure to absorb costs related to product design, engineering and tooling, and/or amortize such costs through the piece price for the product; and OEM refusal to fully offset inflationary price increases. OEMs possess significant leverage over their suppliers due to their purchasing power and the highly competitive nature of the automotive supply industry. As a result of the broad portfolio of parts we supply to our six largest OEM customers, such customers may be able to exert greater leverage over us as compared to our competitors. We attempt to offset price concessions and costs in a number of ways, including through negotiations with our customers, improved operating efficiencies and cost reduction efforts. Our inability to fully offset price concessions, absorb design, engineering and tooling costs, and/or fully recover such costs over the life of production, could have a material adverse effect on our profitability.
MAGNA INTERNATIONAL INC. 29

•
Commodity Price Volatility:   Prices for certain key raw materials and commodities used in our parts, including steel, aluminum and resin, can be volatile. To the extent we are unable to offset commodity price increases by: passing such increases to our customers, by engineering products with reduced commodity content, implementing hedging strategies, or otherwise, such additional commodity costs could have an adverse effect on our profitability.

•
Scrap Steel / Aluminum Price Volatility:   Some of our manufacturing facilities generate a significant amount of scrap steel or scrap aluminum in their manufacturing processes, but recover some of the value through the sale of such scrap. Scrap steel and scrap aluminum prices can also be volatile and don't necessarily move in the same direction as steel or aluminum prices. Declines in scrap steel/aluminum prices from time to time could have an adverse effect on our profitability.

WARRANTY RISK

•
Repair / Replacement Costs:   We are responsible for repair and replacement costs of defective products we supply to our customers. Certain of our products, such as transmissions, typically have a higher unit cost in the event of replacement. Other products, such as side door latches, are supplied in multiples of two or four for a single vehicle, which could result in significant cost in the event all need to be replaced. Our OEM customers and/or government regulators have the ability to initiate recalls of safety products, which will also place us at risk for the administrative costs of the recall, even in situations where we dispute the need for a recall or responsibility for any alleged defect. The obligation to repair or replace defective products could have a material adverse effect on our operations and profitability. To the extent such obligation arises as a result of a product recall, we may face reputational damage, and the combination of administrative and product replacement costs could have a material adverse effect on our profitability.

•
Warranty Provisions:   Warranty provisions for our powertrain systems, electronics and complete vehicle programs are established on the basis of our or our customers' warranty experience with the applicable type of product and, in some cases, the terms in the applicable customer agreements. Warranty provisions for our other products are based on our best estimate of the amounts necessary to settle existing or probable claims related to product defects. Actual warranty experience which results in costs that exceed our warranty provisions, could have an adverse effect on our profitability.

•
Product Liability:   We cannot guarantee that the design, engineering, testing, validation and manufacturing measures we employ to ensure high-quality products will be completely effective, particularly as electronic content and product complexity increases. In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, product liability claims may be brought against us. The defense of product liability claims, particularly class action claims in North America, may be costly and judgements against us could impair our reputation and have a material adverse effect on our profitability.

ACQUISITION RISKS

•
Inherent Merger and Acquisition Risks:   Acquisitions are subject to a range of inherent risks, including the assumption of incremental regulatory/compliance, pricing, supply chain, commodities, labour relations, litigation, environmental, pensions, warranty, recall, IT, tax or other risks. While the conduct of due diligence on an acquisition target is intended to mitigate such risks, these efforts may not always prove to be sufficient in identifying all risks and liabilities related to the acquisition, including as a result of: limited access to information; time constraints for conducting due diligence; inability to access target company facilities and/or personnel; or other limitations in the due diligence process. Additionally, we may identify risks and liabilities that we are not able to sufficiently mitigate through appropriate contractual or other protections. The realization of any such risks could have a material adverse effect on our profitability.

OTHER BUSINESS RISKS

•
Joint Ventures:   We conduct certain of our operations through joint ventures under contractual arrangements under which we share management responsibilities with one or more partners. Joint venture operations carry a range of risks, including those relating to: failure of our joint venture partner(s) to satisfy contractual obligations; potential conflicts between us and our joint venture partner(s); strategic objectives of joint venture partners that may differ from our own; potential delays in decision-making; a limited ability to implement some or all of our policies, practices and controls, or to control legal and regulatory compliance, within the joint venture(s); and other risks inherent to non-wholly-owned operations. The likelihood of such occurrences and their potential effect on us vary depending on the joint venture arrangement, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and reputation.

•
Technology and Innovation:   While we continue to invest in technology and innovation which we believe will be critical to our long-term growth, the automotive industry is experiencing rapid technological change and significant disruption. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If we are unsuccessful or are less successful than our competitors in consistently developing innovative products and/or processes, we may be placed at a competitive disadvantage and may not be able to recover some or all of our investments and costs, which could have a material adverse effect on our profitability and financial condition and ability to fully implement our business strategy.
30 ANNUAL REPORT 2019

•
Private Equity Investments in Technology Companies:   In addition to our development activities, we have invested in various technology companies and private equity or venture capital funds that invest in such companies. Such investments are an important element of our long-term strategy and we may make further investments in such companies. Investing in such companies involves a high degree of risk, including the potential loss of some or all of our investment value. In addition, there is typically currently no public market for the shares of such investments, and we may be unable to monetize our investments in the future. The realization of such investment-related risks could have an adverse effect on our profitability and financial condition.

•
Evolving Business Risk Profile:   The risk profile of our business continues to evolve with the increasing importance to us of product areas such as powertrain, ADAS and electronics. As our business evolves, we may face new or heightened risks, including: challenges in quoting for profitable returns on products with leading-edge technologies for which we may not have significant quoting experience; rigorous testing and validation requirements from OEM customers for complex new products; increased warranty and recall risks on new products and leading-edge technologies; increased product liability risks; heightened risk of technological obsolescence of some of our products, processes and/or assets; and difficulties in attracting or retaining employees with critical skills in high-demand areas. Realization of one or more such risks could have a material adverse effect on our operations, profitability or financial condition.

•
Risks of Doing Business in Foreign Markets:   The establishment of manufacturing operations in new markets carries a number of potential risks, including those relating to: political, civil and economic instability and uncertainty; corruption risks; high inflation and our ability to recover inflation-related cost increases; trade, customs and tax risks; expropriation risks; currency exchange rates; currency controls; limitations on the repatriation of funds; insufficient infrastructure; competition to attract and retain qualified employees; and other risks associated with conducting business internationally. Expansion of our business in non-traditional markets is an important element of our long-term strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, profitability and financial condition.

•
Relative Foreign Exchange Rates:   Our profitability is affected by movements of our U.S. dollar reporting currency against the Canadian dollar, the euro, the Chinese renminbi and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or Chinese renminbi, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

•
Financial Flexibility:   The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of conditions or a prolonged recession could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

•
Credit Ratings Changes:   There is no assurance that any credit rating currently assigned to us will remain in effect for any period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more agencies could increase our cost of borrowing or impact our ability to negotiate loans, which could have an adverse effect on our profitability, financial condition and the trading price of our Common Shares.

LEGAL, REGULATORY AND OTHER RISKS

•
Legal and Regulatory Proceedings:   From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. Depending on the nature or duration of any potential proceedings or claims, we may incur substantial costs and expenses, be required to devote significant management time and resources to the matters, and suffer reputational damage as a result of regulatory proceedings. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements and/or our MD&A, we do not believe that any of the proceedings or claims to which we are currently a party will have a material adverse effect on our profitability; however, we cannot provide any assurance to this effect.

•
Changes in Laws:   A significant change in the current regulatory environment in our principal markets, including changes in tax and other laws which impose additional costs on automotive manufacturers or consumers, could have an adverse effect on our profitability.
MAGNA INTERNATIONAL INC. 31

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data has been prepared in accordance with U.S. GAAP.

	For the three month periods ended

	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019

Sales	$10,591	$10,126	$9,319	$9,395
Net income (loss)	$1,101	$450	$(364)	$445
Earnings (loss) per Common Share
Basic	$3.40	$1.42	$(0.75)	$1.44
Diluted	$3.39	$1.42	$(0.75)	$1.43

	For the three month periods ended

	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018

Sales	$10,792	$10,280	$9,618	$10,137
Net income	$669	$636	$560	$467
Earnings per Common Share
Basic	$1.84	$1.78	$1.63	$1.37
Diluted	$1.83	$1.77	$1.62	$1.37

The third quarter of the year is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income attributable to Magna International Inc. are the following Other Expense, net items that have been discussed above:

	For the three month periods ended

	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019

Restructuring	$14	$7	$7	$3
Impairment of assets	–	–	727	–
Net (gains) losses on investments	(177)	67	127	(11)
Gain on sale of business	(516)	(6)	(2)	–

	$(679)	$68	$859	$(8)

	For the three month periods ended

	Mar 31, 2018	Jun 30, 2018	Sep 30, 2018	Dec 31, 2018

Restructuring	$3	$17	$2	$23
Impairment of assets	–	–	–	74
Net gains on investments	–	(56)	–	–

	$3	$(39)	$2	$97

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2019 quarterly reports which are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ["SEDAR"] which can be accessed at www.sedar.com.

32 ANNUAL REPORT 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Equity Method Investments – Refer to Notes 1 and 4 to the Financial Statements

Critical Audit Matter Description

The Company monitors its equity method investments for indicators of other-than-temporary declines in value on an ongoing basis and determined that indicators of impairment were present related to its investments in Getrag (Jiangxi) Transmission Co., Ltd, Getrag Ford Transmission GmbH, and Dongfeng Getrag Transmission Co. Ltd (collectively, "the investments"). The Company undertook an impairment analysis to determine the fair values of the investments utilizing an income approach based on discounted cash flows to derive the respective fair values of the investments and concluded there was an impairment loss. Key management estimates utilized in the analyses were forecasted revenues, terminal growth rates, and discount rates.

There were significant estimates and assumptions made by management to estimate the fair values of the investments. Performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the selection of discount rates, terminal growth rates and forecasts of future revenues required a high degree of auditor judgment and an increased extent of effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to discount rates, terminal growth rates, and forecasts of future revenues used to estimate the fair values of the investments included the following, among others:

•
Evaluated the effectiveness of controls over management's impairment evaluation of the investments, including those over the determination of the investments' fair value calculations. This included controls related to management's selection of discount rates, terminal growth rates and forecasts of future revenues.
•
Evaluated management's ability to accurately forecast future revenues by comparing actual results to the historical forecasts made for the investments.
MAGNA INTERNATIONAL INC. 33

•
Evaluated the reasonableness of management's revenue forecasts by comparing the forecasts to:

·
Forecasted information underlying the business plans of the equity method investments as well as industry reports
·
External volume forecasts for the automotive industry
·
Signed contracts, or letters of intent, where applicable

•
With the assistance of fair value specialists, evaluated the reasonableness of the (1) discount rates and (2) terminal growth rates, including testing the source information underlying the determination of the discount rates and terminal growth rates, and developing a range of independent estimates and comparing those to the discount rates and terminal growth rates selected by management.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 5, 2020

We have served as the Company's auditor since 2014.

34 ANNUAL REPORT 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Magna International Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Magna International Inc. and subsidiaries (the "Company") as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Company and our report dated March 5, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 5, 2020

MAGNA INTERNATIONAL INC. 35

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME

[U.S. dollars in millions, except per share figures]
Years ended December 31,	Note	2019	2018

Sales		$39,431	$40,827

Costs and expenses
Cost of goods sold		34,022	35,055
Depreciation and amortization		1,345	1,278
Selling, general and administrative		1,697	1,664
Interest expense, net	17	82	93
Equity income		(178)	(277)
Other expense, net	4	240	63

Income from operations before income taxes		2,223	2,951
Income taxes	12	591	619

Net income		1,632	2,332
Loss (income) attributable to non-controlling interests	4	133	(36)

Net income attributable to Magna International Inc.		$1,765	$2,296

Earnings per Common Share:	5
Basic		$5.61	$6.65
Diluted		$5.59	$6.61

Weighted average number of Common Shares outstanding during the year
[in millions]:	5
Basic		314.7	345.4
Diluted		315.8	347.5

See accompanying notes

36 ANNUAL REPORT 2019

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[U.S. dollars in millions]
Years ended December 31,	Note	2019	2018

Net income		$1,632	$2,332

Other comprehensive income (loss), net of tax:	22
Net unrealized loss on translation of net investment in foreign operations		(25)	(515)
Net unrealized gain (loss) on cash flow hedges		102	(106)
Reclassification of net loss (gain) on cash flow hedges to net income		4	(1)
Reclassification of net loss on pensions to net income		8	6
Pension and post-retirement benefits		(47)	(13)

Other comprehensive income (loss)		42	(629)

Comprehensive income		1,674	1,703
Comprehensive loss (income) attributable to non-controlling interests		140	(11)

Comprehensive income attributable to Magna International Inc.		$1,814	$1,692

See accompanying notes

MAGNA INTERNATIONAL INC. 37

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[U.S. dollars in millions, except shares issued]
As at December 31,	Note	2019	2018

ASSETS
Current assets
Cash and cash equivalents	6	$1,276	$684
Accounts receivable		5,927	6,548
Inventories	8	3,304	3,403
Prepaid expenses and other	6, 17	238	193
Income taxes receivable		–	57
Assets held for sale	3	–	949

		10,745	11,834
Investments	9	1,210	2,189
Fixed assets, net	10	8,260	8,095
Operating lease right-of-use assets	18	1,811	–
Intangible assets, net	13	484	560
Goodwill	7, 11	1,976	1,979
Deferred tax assets	12	308	300
Other assets	14, 19	996	988

		$25,790	$25,945

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	17	$–	$1,098
Accounts payable		5,628	6,094
Accrued salaries and wages	15	753	769
Other accrued liabilities	16	1,800	1,734
Income taxes payable		17	–
Long-term debt due within one year	17	106	201
Current portion of operating lease liabilities	18	225	–
Liabilities held for sale	3	–	408

		8,529	10,304
Long-term debt	17	3,062	3,084
Operating lease liabilities	18	1,601	–
Long-term employee benefit liabilities	19	677	597
Other long-term liabilities	20	371	400
Deferred tax liabilities	12	419	401

		14,659	14,786

Shareholders' equity
Common Shares [issued: 2019 – 303,250,415; 2018 – 327,339,095]	21	3,198	3,380
Contributed surplus		127	120
Retained earnings		8,596	8,376
Accumulated other comprehensive loss	22	(1,090)	(1,175)

		10,831	10,701
Non-controlling interests		300	458

		11,131	11,159

		$25,790	$25,945

Commitments and contingencies [notes 17, 18, 23 and 24]

See accompanying notes

On behalf of the Board:

Robert F. MacLellan Director	William L. Young Chairman of the Board
38 ANNUAL REPORT 2019

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[U.S. dollars in millions]
Years ended December 31,	Note	2019	2018

OPERATING ACTIVITIES
Net income		$1,632	$2,332
Items not involving current cash flows	6	1,976	1,539

		3,608	3,871
Changes in operating assets and liabilities	6	352	(153)

Cash provided from operating activities		3,960	3,718

INVESTMENT ACTIVITIES
Fixed asset additions		(1,441)	(1,650)
Proceeds from sale of (investment in) Lyft, Inc.	4	231	(220)
Increase in investments, other assets and intangible assets		(394)	(481)
Proceeds from dispositions		185	223
Acquisitions	7	(147)	(148)
Proceeds on sale of business	3	1,132	–

Cash used for investing activities		(434)	(2,276)

FINANCING ACTIVITIES
Issues of debt	17	47	172
(Decrease) increase in short-term borrowings		(1,124)	866
Repayments of debt	17	(149)	(171)
Issue of Common Share on exercise of stock options		44	50
Shares repurchased for tax withholdings on vesting of equity awards		(9)	(16)
Repurchase of Common Shares	21	(1,289)	(1,831)
Contributions to subsidiaries by non-controlling interests		4	4
Dividends paid to non-controlling interests		(22)	(69)
Dividends paid		(449)	(448)

Cash used for financing activities		(2,947)	(1,443)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		11	(36)

Net increase (decrease) in cash, cash equivalents and restricted cash equivalents during the year		590	(37)
Cash, cash equivalents and restricted cash equivalents beginning of year		802	839

Cash, cash equivalents and restricted cash equivalents, end of year	6	$1,392	$802

See accompanying notes

MAGNA INTERNATIONAL INC. 39

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Shares

[U.S. dollars in millions, except number of common shares]	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	Non- controlling Interests	Total Equity

Balance, December 31, 2017	358.1	$3,617	$119	$8,077	$(600)	$502	$11,715
Net income				2,296		36	2,332
Other comprehensive loss					(604)	(25)	(629)
Shares issued on exercise of stock options	1.3	60	(10)				50
Release of stock and stock units	0.6	30	(30)				–
Shares repurchased for tax withholdings
on vesting of equity awards	(0.3)	(3)		(13)			(16)
Repurchase and cancellation under
normal course issuer bids [note 21]	(32.6)	(334)		(1,526)	29		(1,831)
Stock-based compensation expense			41				41
Acquisition						10	10
Contribution by non-controlling interest						4	4
Dividends paid to non-controlling interests						(69)	(69)
Dividends paid [$1.32 per share]	0.2	10		(458)			(448)

Balance, December 31, 2018	327.3	$3,380	$120	$8,376	$(1,175)	$458	$11,159
Adoption of ASU No. 2016-02 [note 2]				(25)			(25)

Balance, December 31, 2018, as adjusted	327.3	$3,380	$120	$8,351	$(1,175)	$458	$11,134
Net income				1,765		(133)	1,632
Other comprehensive income					49	(7)	42
Contribution by non-controlling interests						4	4
Sale of business [note 3]					8		8
Shares issued on exercise of stock options	1.2	53	(9)				44
Release of stock and stock units	0.3	20	(20)				–
Shares repurchased for tax withholdings on
vesting of equity awards	(0.1)	(2)		(7)			(9)
Repurchase and cancellation under
normal course issuer bids [note 21]	(25.8)	(268)		(1,049)	28		(1,289)
Stock-based compensation expense			36				36
Dividends paid to non-controlling interests						(22)	(22)
Dividends paid [$1.46 per share]	0.3	15		(464)			(449)

Balance, December 31, 2019	303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131

[i]
AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

40 ANNUAL REPORT 2019

MAGNA INTERNATIONAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.   SIGNIFICANT ACCOUNTING POLICIES

Magna International Inc. [collectively "Magna" or the "Company"] is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The consolidated financial statements have been prepared in U.S. dollars following accounting principles generally accepted in the United States ["GAAP"].

Principles of consolidation

The Consolidated Financial Statements include the accounts of Magna and its subsidiaries in which Magna has a controlling financial interest and is the primary beneficiary. The Company presents non-controlling interests as a separate component within Shareholders' equity in the Consolidated Balance Sheets. All intercompany balances and transactions have been eliminated.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive loss. Foreign exchange gains or losses on debt that was designated as a hedge of the Company's net investment in these operations are also recorded in accumulated other comprehensive loss.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company's future committed foreign currency based outflows and inflows. Most of the Company's foreign exchange contracts are subject to master netting arrangements that provide for the net settlement of contracts, by counterparty, in the event of default or termination. All derivative instruments, including foreign exchange contracts, are recorded on the consolidated balance sheet at fair value. The fair values of derivatives are recorded on a gross basis in prepaid expenses and other, other assets, other accrued liabilities or other long-term liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive loss are reclassified to net income in the period in which the hedged item affects net income.

If the Company's foreign exchange forward contracts cease to be effective as hedges, for example if projected foreign cash inflows or outflows declined significantly, gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost determined substantially on a first-in, first-out basis, or net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Investments

The Company accounts for investments in companies over which it has the ability to exercise significant influence, but does not hold a controlling financial interest, under the equity method ["Equity method investments"]. The Company monitors its equity method investments for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that an other-than-temporary decline in value has occurred, it recognizes an impairment loss, which is measured as the difference between the book value and the fair value of the investment. Fair value is generally determined using an income approach based on discounted cash flows. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820, "Fair Value Measurement" and primarily consist of expected investee revenue and costs, estimated production volumes and discount rates.

The Company also has investments in private and publicly traded technology companies over which it does not have the ability to exercise significant influence. The Company has elected to use the measurement alternative, defined as cost, less impairments, adjusted by observable price changes to

MAGNA INTERNATIONAL INC. 41

measure the private equity investments. The Company values its investments in publicly traded equity securities using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded.

Private equity investments are subject to impairment reviews conducted on a quarterly basis. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant impact on the investee's fair value. Upon determining that an impairment may exist, the security's fair value is calculated and compared to its carrying value. An impairment is recognized immediately if the carrying value exceeds the fair value.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 33% for special purpose equipment.

Finite-lived intangible assets, which have arisen principally through acquisitions, include customer relationship intangibles and patents and licences. These finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives which range from 4 to 15 years.

The Company assesses fixed and finite-lived intangible assets for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of fixed and finite-lived intangible assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill is reviewed for impairment in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, an impairment is recognized based on that difference. The fair value of a reporting unit is determined using its estimated discounted future cash flows.

Tooling and Pre-Production Engineering Costs Related to Long-Term Supply Agreements

The Company incurs pre-production engineering and tooling costs related to the products produced for its customers under long-term supply agreements. Customer reimbursements for tooling and pre-production engineering activities that are part of a long-term supply arrangement are accounted for as a reduction of cost. Pre-production costs related to long-term supply arrangements with a contractual guarantee for reimbursement are included in the Company's Other assets.

The Company expenses all pre-production engineering costs for which reimbursement is not contractually guaranteed by the customer. All tooling costs related to customer-owned tools for which reimbursement is not contractually guaranteed by the customer or for which the Company does not have a non-cancelable right to use the tooling are also expensed.

Warranty

The Company has assurance warranties and records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Judgement is also required as to the ultimate negotiated sharing of the cost between the Company, the customer and, in some cases, a supplier to the Company.

When a decision to recall a product has been made or is probable, the Company's portion of the estimated cost of the recall is recorded as a charge to income in that period. The Company monitors warranty activity on an ongoing basis and adjusts reserve balances when it is probable that future warranty costs will be different than those previously estimated.

Income taxes

The Company uses the liability method of tax allocation to account for income taxes. Under the liability method of tax allocation, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No deferred tax liability is recorded for taxes on undistributed earnings and translation adjustments of foreign subsidiaries if these items are either considered to be reinvested for the foreseeable future or if they are available for repatriation and are not subject to further tax on remittance. Taxes are recorded on such foreign undistributed earnings and translation adjustments when it becomes apparent that such earnings will be distributed in the foreseeable future and the Company will incur further tax on remittance.

Recognition of uncertain tax positions is dependent on whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A

42 ANNUAL REPORT 2019

tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Leases

The Company determines if an arrangement is a lease or contains a lease at inception. Leases with an initial term of 12 months or less are considered short-term and are not recorded on the balance sheet. The Company recognizes operating lease expense for these leases on a straight-line basis over the lease term.

Operating lease right-of-use ["ROU"] assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As the rate implicit in the lease is not readily determinable for the Company's operating leases, an incremental borrowing rate is generally used to determine the present value of future lease payments. The incremental borrowing rate for each lease is based on the Company's estimated borrowing rate over a similar term to that of the lease payments, adjusted for various factors including collateralization, location and currency.

A majority of the Company's leases for manufacturing facilities are subject to variable lease-related payments, such as escalation clauses based on consumer price index rates or other similar indices. Variable payments that are based on an index or a rate are included in the recognition of the Company's ROU assets and lease liabilities using the index or rate at lease commencement. Subsequent changes to these lease payments due to rate or index updates are recorded as lease expense in the period incurred.

The Company's lease agreements generally exclude non-lease components. As a result, non-lease components are accounted for separately for all classes of assets and expensed as incurred. In addition, the Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses that are greater than 10% of the greater of: [i] the accrued benefit obligation at the beginning of the year; and [ii] the fair value [or market related value] of plan assets at the beginning of the year, are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

The funded status of the plans is measured as the difference between the plan assets at fair value and the projected benefit obligation ["PBO"]. The aggregate of all overfunded plans is recorded in other assets, and the aggregate of all underfunded plans in long-term employee benefit liabilities. The portion of the amount by which the actuarial present value of benefits included in the PBO exceeds the fair value of plan assets, payable in the next twelve months, is reflected in other accrued liabilities.

Revenue recognition

The Company enters into contracts with its customers to provide production parts or assembled vehicles. Contracts do not commit the customer to a specified quantity of products; however, the Company is generally required to fulfill its customers' purchasing requirements for the production life of the vehicle. Contracts do not typically become a performance obligation until the Company receives either a purchase order and/or a customer release for a specific number of parts or assembled vehicles at a specified price. While long-term supply agreements may range from five to seven years, contracts may be terminated by customers at any time. Historically, terminations have been minimal. Contracts may also provide for annual price reductions over the production life of the vehicle, and prices are adjusted on an ongoing basis to reflect changes in product content/cost and other commercial factors.

Revenue is recognized at a point in time when control of the parts produced or assembled vehicles are transferred to the customer according to the terms of the contract. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for those products based on purchase orders, annual price reductions and ongoing price adjustments [some of which is accounted for as variable consideration]. The Company uses the expected value method, taking into account historical data and the status of current negotiations, to estimate the amount to which it expects to be entitled. Significant changes to the Company's estimates of variable consideration are not expected.

The Company's complete vehicle assembly contracts with customers are complex and often include promises to transfer multiple products and services to a customer, some of which may be implicitly contracted for. For these complex arrangements, each good or service is evaluated to determine whether it represents a distinct performance obligation, and whether it should be characterized as revenue or reimbursement of costs incurred. The total transaction price is then allocated to the distinct performance obligations based on the expected cost or cost plus a margin approach and recognized as revenue as discussed above.

The Company also performs tooling and engineering activities for its customers that are not part of a long-term production arrangement. Tooling and engineering revenue are recognized at a point in time or over time depending, among other considerations, on whether the Company has an enforceable right to payment plus a reasonable profit, for performance completed to date. Over-time recognition utilizes costs incurred to date relative to total estimated costs at completion, to measure progress toward satisfying performance obligations. Revenue is recognized as control is transferred

MAGNA INTERNATIONAL INC. 43

to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods and services. Total tooling and engineering sales were $749.1 million [2018 – $824.6 million] for the year ended December 31, 2019.

The Company's customers pay for products received in accordance with payment terms that are customary in the industry, typically 30 to 90 days. The Company's contracts with its customers do not have significant financing components.

Amounts billed to customers related to shipping and handling costs are included in Sales in the Consolidated Statements of Income. Shipping and handling costs are accounted for as fulfillment costs and are included in Cost of goods sold in the Consolidated Statements of Income.

Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue-producing transaction that are collected by the Company from a customer are excluded from revenue.

The Company does not disclose the value of unsatisfied performance obligations for [i] contracts with an original expected length of one year or less, and [ii] contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

Contract Assets and Liabilities

The Company's contract assets include both billed and unbilled accounts receivable and are included in the Accounts Receivable balance. Unbilled amounts typically result from sales of standalone tooling and engineering activities where revenue recognized exceeds the amount billed to the customer. Amounts may not exceed their net realizable value. As at December 31, 2019, the Company's unbilled accounts receivable balance was $318 million [2018 – $293 million]. Accounts receivable related to production, tooling and engineering sales were $4.5 billion as of December 31, 2019 [2018 – $4.3 billion]. Contract assets do not include the costs of obtaining or fulfilling a contract with a customer, as these amounts are generally expensed as incurred.

Customer advances are recorded as deferred revenue [a contract liability]. For the years ended December 31, 2019 and 2018, the contract liability balances were $199 million and $176 million, respectively. During the year ended December 31, 2019, the Company recognized $91 million of previously recorded contract liabilities into revenue as performance obligations were satisfied. There were no significant amounts included in contract liabilities recognized in revenue during the year ended December 31, 2018.

Government assistance

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants relating to current operating expenditures are generally recorded as a reduction of the related expense at the time the eligible expenses are incurred. The Company also receives tax credits and tax super allowances, the benefits of which are recorded as a reduction of income tax expense. In addition, the Company receives loans which are recorded as liabilities in amounts equal to the cash received. When a government loan is issued to the Company at a below-market rate of interest, the loan is initially recorded at its net present value, and accreted to its face value over the period of the loan. The benefit of the below-market rate of interest is accounted for like a government grant. It is measured as the difference between the initial carrying value of the loan and the cash proceeds received.

Research and development

Costs incurred in connection with research and development activities, to the extent not recoverable from the Company's customers, are charged to expense as incurred. For the years ended December 31, 2019 and 2018, research and development costs charged to expense were approximately $640 million and $588 million, respectively.

Earnings per Common Share

Basic earnings per Common Share are calculated on net income attributable to Magna International Inc. using the weighted average number of Common Shares outstanding during the year.

Diluted earnings per Common Share are calculated on the weighted average number of Common Shares outstanding, including an adjustment for stock options outstanding using the treasury stock method.

Common Shares that have not been released under the Company's restricted stock plan or are being held in trust for purposes of the Company's restricted stock unit program have been excluded from the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the prior period comparatives have been reclassified to conform with current period presentation.

44 ANNUAL REPORT 2019

2.   ACCOUNTING STANDARDS

ACCOUNTING CHANGES

Leases

In February 2016, the FASB issued ASU No. 2016-02, "Leases: Topic 842 (ASU 2016-02)", to supersede nearly all existing lease guidance under GAAP. The Company adopted the standard on January 1, 2019 using a modified retrospective transition approach, without restatement of the comparative period's financial information, as permitted by the transition guidance. The adoption of the new standard resulted in a cumulative-effect adjustment to retained earnings of $25 million. The Company elected certain practical expedients including not to reassess whether any expired or existing contract is or contains a lease, the lease classification of any expired or existing lease, and not to reassess any initial direct costs for any existing leases. In addition, the Company elected to use the hindsight, practical expedient.

The most significant impact on the Consolidated Financial Statements was the recognition of ROU assets and lease liabilities for operating leases, while the accounting for finance leases remained substantially unchanged. On January 1, 2019, the Company recognized operating lease liabilities of $1.8 billion and ROU assets of $1.8 billion based on the present value of the remaining lease payments over the lease term. The adoption of the new standard did not have a material impact on the Company's results of operations or cash flows.

3.   SALE OF BUSINESS

On March 29, 2019, the Company completed the sale of its global Fluid Pressure & Controls ["FP&C"] business to Hanon Systems for total consideration of $1.23 billion. The business was included in the Company's Power & Vision segment and did not meet the criteria to be classified as a discontinued operation.

The following table summarizes the carrying value of the major classes of assets and liabilities of the FP&C business which were reflected as held for sale in the consolidated balance sheets at December 31, 2018:

December 31, 2018

Accounts receivable	$258
Inventories	140
Prepaid expenses and other	4
Investments	4
Fixed assets, net	320
Goodwill	157
Deferred tax assets	17
Other assets	11
Intangibles	38

Assets held for sale	$949

Accounts payable	$226
Accrued salaries and wages	30
Other accrued liabilities	76
Income taxes payable	6
Long-term employee benefit liabilities	62
Other long-term liabilities	3
Deferred tax liabilities	5

Liabilities held for sale	$408

During 2019, the Company recognized a gain on the sale within other expense, net as follows:

Proceeds on disposal, net of transaction costs	$1,180
Net assets disposed	656

Gain included in other expense, net [note 4]	524
Income taxes	77

Gain on divestiture, net of tax	$447

MAGNA INTERNATIONAL INC. 45

4.   OTHER EXPENSE, NET

Other expense, net consists of significant items such as: impairment charges; restructuring charges generally related to significant plant closures or consolidations; net losses (gains) on investments; gains or losses on disposal of facilities or businesses; and other items not reflective of on-going operating profit or loss. Other expense, net consists of:

	2019	2018

Impairment of assets [a]	$727	$74
Restructuring [b]	31	45
Net losses (gains) on investments [c]	6	(56)
Gain on sale of business [note 3]	(524)	–

Other expense, net	$240	$63

[a]
Impairment of assets

  During 2019, the Company concluded that indicators of impairment were present within the Power & Vision segment related to its equity-accounted investments in Getrag (Jiangxi) Transmission Co., Ltd. and Dongfeng Getrag Transmission Co. Ltd. in China, which make both manual transmissions and dual-clutch transmissions ["DCTs"], and its equity-accounted investment Getrag Ford Transmission GmbH ["GFT"] in Europe which makes manual transmissions. The conclusion was based on lower than expected sales, increased pricing pressure in the China market, declines in volume projections for the foreseeable future for manual transmissions and DCTs in China and manual transmissions in Europe, and in-sourcing of transmissions by certain Chinese OEMs. Accordingly, the Company deemed there to be an other-than-temporary decline, and undertook an impairment analysis to determine the fair value of the investments utilizing discounted cash flows to derive fair values. Based on the analyses, the carrying value of the Company's investments exceeded fair value by $700 million. Including the $36 million impact of income taxes and the $127 million attributable to non-controlling interest, the non-cash impairment charge included in net income attributable to the Company was $537 million.

  For the year ended December 31, 2019, the Company also recorded asset impairment charges of $27 million [$20 million after tax] in its Electronics operations which are included in the Company's Power & Vision segment.

  During 2018, the Company concluded that indicators of impairment were present related to its investment in GFT and undertook an impairment analysis to determine the fair value of the investment. Based on the difference between the fair value and the carrying value of the investment in GFT, the Company recorded an other-than-temporary impairment charge of $60 million [$59 million after tax].

  For the year ended December 31, 2018, the Company also recorded fixed asset impairment charges of $14 million [$12 million after tax] related to a certain Body Exteriors & Structures facility.

[b]
Restructuring

  During 2019, the Company recorded net restructuring charges of $31 million [$31 million after tax] for its Body Exteriors & Structures operations.

  During 2018, the Company recorded net restructuring charges of $20 million, and $25 million [$20 million and $23 million after tax], respectively, for its Power & Vision and Body Exteriors & Structures operations.

[c]
Net losses (gains) on investments

  During 2019, the Company recorded net losses of $6 million [$5 million after tax]. This includes net unrealized gains of $17 million [$15 million after tax] related to the revaluation of its private equity investments and net losses of $23 million [$20 million after tax] related to its investment in Lyft, Inc. ["Lyft"].

  Also, during 2019, the Company sold 5.4 million shares of its publicly traded equity securities in Lyft for proceeds of $231 million.

  During 2018, the Company recorded an unrealized gain of $56 million [$53 million after tax] on the revaluation of its private equity investments of which $46 million [$46 million after tax] related to its investment in Lyft.

46 ANNUAL REPORT 2019

5.   EARNINGS PER SHARE

Earnings per share are computed as follows:

	2019	2018

Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$1,765	$2,296

Weighted average number of Common Shares outstanding during the year	314.7	345.4

Basic earnings per Common Share	$5.61	$6.65

Diluted earnings per Common Share:
Net income attributable to Magna International Inc.	$1,765	$2,296

Weighted average number of Common Shares outstanding during the year	314.7	345.4
Adjustments:
Stock options and restricted stock [a]	1.1	2.1

	315.8	347.5

Diluted earnings per Common Share	$5.59	$6.61

[a]
Diluted earnings per Common Share exclude 4.0 million [2018 – 0.8 million] Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

6.   DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]
Cash, cash equivalents and restricted cash equivalents consist of:

	2019	2018

Bank term deposits and bankers' acceptances	$724	$314
Cash	552	370

Cash and cash equivalents	$1,276	$684
Restricted cash equivalents included in prepaid expenses [note 17]	116	118

	$1,392	$802

[b]
Items not involving current cash flows:

	2019	2018

Depreciation and amortization	$1,345	$1,278
Amortization of other assets included in cost of goods sold	257	172
Impairment charges [note 4]	727	74
Other non-cash charges	89	7
Deferred income taxes [note 12]	7	31
Dividends received in excess of equity income	69	33
Non-cash portion of Other expense, net [note 4]	(518)	(56)

	$1,976	$1,539

MAGNA INTERNATIONAL INC. 47

[c]
Changes in operating assets and liabilities:

	2019	2018

Accounts receivable	$629	$(351)
Inventories	104	(92)
Prepaid expenses and other	(21)	9
Accounts payable	(519)	265
Accrued salaries and wages	(34)	(3)
Other accrued liabilities	97	105
Income taxes payable	96	(86)

	$352	$(153)

7.   BUSINESS ACQUISITIONS

Acquisition in the year ended December 31, 2019

On April 29, 2019, the Company's Seating Systems segment completed the acquisition of 100% of the equity interest in VIZA GECA, S.L. ["VIZA"], a Spain-based supplier of seat structures and related systems. The purchase price was $99 million [net of $13 million cash acquired] and is subject to customary purchase price adjustments, and was accounted for as a business combination.

Adjustments were recorded in the fourth quarter of 2019 for changes in the estimated values of fixed assets, intangible assets, other assets, and deferred tax liabilities from the amounts disclosed as of June 30, 2019. The preliminary purchase price allocations may be subsequently adjusted to reflect final valuation results and other adjustments.

Acquisition in the year ended December 31, 2018

On October 31, 2018, the Company's Power & Vision segment completed the acquisition of 100% of the equity interest in OLSA S.p.A. ["OLSA"], a global company which designs, engineers and manufactures tail lamps and other lighting products. The purchase price was $152 million [net of $17 million cash acquired] and was accounted for as a business combination.

In the fourth quarter of 2019, the Company finalized the purchase price and amounts recognized for the assets acquired and liabilities assumed.

The following table summarizes the net amounts recognized for assets acquired and liabilities assumed for these and other small acquisitions at their estimated fair values:

	Adjustments to 2018 acquisitions	2019 Acquisitions	Allocation at December 31, 2019

Cash	$–	$13	$13
Non-cash working capital	2	10	12
Fixed assets	–	113	113
Goodwill	(10)	22	12
Other assets	–	1	1
Intangibles	–	12	12
Deferred tax assets	–	2	2
Long-term debt	–	(8)	(8)
Other long-term liabilities	–	(1)	(1)
Deferred tax liabilities	8	(4)	4

Consideration paid	–	160	160
Less: Cash acquired	–	(13)	(13)

Net cash outflow	$–	$147	$147

The adjustments were not significant for any period presented after the acquisition dates.

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition. Intangible assets consist primarily of amounts recognized for the fair value of customer contracts and are being amortized on a straight-line basis over an eight to ten-year estimated useful life.

48 ANNUAL REPORT 2019

These entities have been included in our consolidated results of operations since their respective acquisition dates. Full year pro forma results of operations have not been presented because the effects of these acquisitions, individually and in aggregate, were not material to the Company's consolidated results of operations.

8.   INVENTORIES

Inventories consist of:

	2019	2018

Raw materials and supplies	$1,201	$1,282
Work-in-process	339	331
Finished goods	425	408
Tooling and engineering	1,339	1,382

	$3,304	$3,403

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

9.   INVESTMENTS

	2019	2018

Equity method investments [a]	$1,107	$1,862
Private equity investments	95	323
Other	8	4

	$1,210	$2,189

[a]
The ownership percentages and carrying values of the Company's principal equity method investments at December 31 were as follows [in millions, except percentages]:

		2019	2018

Litens Automotive Partnership [i]	76.7%	$212	$188
Getrag (Jiangxi) Transmission Co., Ltd [i]	66.7%	$540	$1,107
Getrag Ford Transmission GmbH	50.0%	$100	$268
Dongfeng Getrag Transmission Co. Ltd ["DGT"] [ii]	50.0%	$47	$72
Hubei HAPM MAGNA Seating Systems Co., Ltd.	49.9%	$113	$117

  [i]
  The Company accounts for its investments under the equity method of accounting as a result of significant participating rights that prevent control.

  [ii]
  DGT is a variable interest entity ["VIE"] and depends on the Company and the Dongfeng Motor Group Company for any additional cash needs. The Company cannot make key operating decisions considered to be most significant to the VIE, and is therefore not considered to be the primary beneficiary. The Company's known maximum exposure to loss approximated the carrying value of our investment balance as at December 31, 2019.
MAGNA INTERNATIONAL INC. 49

A summary of the total financial results, as reported by the Company's equity method investees, in the aggregate, at December 31 was as follows:

Summarized Balance Sheets

	2019	2018

Current assets	$1,680	$1,914

Non-current assets	$3,573	$3,870

Current liabilities	$1,266	$1,500

Long-term liabilities	$994	$1,131

Summarized Income Statements

	2019	2018

Sales	$4,142	$5,133
Cost of goods sold & expenses	3,949	4,765

Net income	$193	$368

Sales to equity method investees were approximately $113 million and $379 million for the years ended December 31, 2019 and 2018, respectively.

10. FIXED ASSETS

Fixed assets consist of:

	2019	2018

Cost
Land	$219	$229
Buildings	2,413	2,205
Machinery and equipment	15,368	14,396

	18,000	16,830
Accumulated depreciation
Buildings	(945)	(810)
Machinery and equipment	(8,795)	(7,925)

	$8,260	$8,095

Included in the cost of fixed assets are construction in progress expenditures of $0.9 billion [2018 – $1.0 billion] that have not been depreciated.

50 ANNUAL REPORT 2019

11. GOODWILL

The following is a continuity of the Company's goodwill by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total

Balance, December 31, 2017	$463	$1,365	$153	$118	$2,099
Acquisitions	16	109	–	–	125
Assets held for sale	–	(157)	–	–	(157)
Foreign exchange and other	(20)	(57)	(6)	(5)	(88)

Balance, December 31, 2018	459	1,260	147	113	1,979
Acquisitions [note 7]	–	(9)	21	–	12
Foreign exchange and other	(1)	(13)	1	(2)	(15)

Balance, December 31, 2019	$458	$1,238	$169	$111	$1,976

12. INCOME TAXES

[a]
The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2019	2018

Canadian statutory income tax rate	26.5%	26.5%
Impairment of investments [note 4]	8.2	0.6
Tax on repatriation of foreign earnings	1.9	2.7
Net effect of losses not benefited	0.8	0.4
Foreign rate differentials	(3.3)	(2.9)
Non-taxable capital gains [i]	(2.5)	(0.4)
Research and development tax credits	(2.4)	(1.7)
Earnings of equity accounted investees	(1.3)	(1.6)
Reserve for uncertain tax positions	(0.5)	(1.5)
Manufacturing and processing profits deduction	(0.4)	(0.3)
Valuation allowance on deferred tax assets [ii]	–	(1.8)
US tax reform [iii]	–	0.4
Others	(0.4)	0.6

Effective income tax rate	26.6%	21.0%

  [i]
  During the year ended December 31, 2019, the Company had non-taxable capital gains mainly related to the sale of the FP&C business [note 3].

  [ii]
  GAAP requires that the Company assess whether valuation allowances should be established or maintained against its deferred tax assets, based on consideration of all available evidence, using a "more-likely-than-not" standard. The factors the Company uses to assess the likelihood of realization are its history of losses, forecasts of future pre-tax income and tax planning strategies that could be implemented to realize the deferred tax assets.

  During the year ended December 31, 2018, the Company released certain of its valuation allowance against deferred tax assets on its Canadian capital losses as a result of the anticipated capital gain from the sale of the FP&C business [note 3]. Additionally, the Company released the valuation allowance set up against deferred tax assets in India. The net effect of these valuation allowance releases was $52 million.

  [iii]
  On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act [the "US Tax Reform"]. At December 31, 2017, in accordance with guidance provided by Securities and Exchange Commission Staff Accounting Bulletin No. 118 ["SAB 118"], the Company made a reasonable estimate of its effects and recognized a provisional $23 million net reduction in income tax expense. In the fourth quarter of 2018, the Company completed its analysis of the tax impact and recorded a net increase of $11 million in income tax expense.
MAGNA INTERNATIONAL INC. 51

[b]
The details of income before income taxes by jurisdiction are as follows:

	2019	2018

Canadian	$583	$631
Foreign	1,640	2,320

	$2,223	$2,951

[c]
The details of the income tax provision are as follows:

	2019	2018

Current
Canadian	$117	$125
Foreign	467	466

	584	591

Deferred
Canadian	3	24
Foreign	4	4

	7	28

	$591	$619

[d]
Deferred income taxes have been provided on temporary differences, which consist of the following:

	2019	2018

Tax depreciation in excess of book depreciation	$7	$32
Book amortization (in excess of) less than tax amortization	43	(1)
Liabilities currently not deductible for tax	(43)	–
Net tax losses benefited	29	(9)
Change in valuation allowance on deferred tax assets	1	(52)
Tax on undistributed foreign earnings	1	34
US tax reform	–	16
Others	(31)	8

	$7	$28

52 ANNUAL REPORT 2019

[e]
Deferred tax assets and liabilities consist of the following temporary differences:

	2019	2018

Assets
Tax benefit of loss carryforwards	$622	$660
Operating lease liabilities	452	–
Liabilities currently not deductible for tax	234	150
Tax credit carryforwards	70	57
Unrealized loss on foreign exchange hedges and retirement liabilities	69	106
Others	41	12

	1,488	985
Valuation allowance against tax benefit of loss carryforwards	(515)	(506)
Other valuation allowance	(170)	(152)

	$803	$327

Liabilities
Operating lease right-of-use assets	447	–
Tax depreciation in excess of book depreciation	242	220
Tax on undistributed foreign earnings	137	141
Other assets book value in excess of tax values	66	50
Unrealized gain on foreign exchange hedges and retirement liabilities	18	8
Unrealized gain on remeasurement of investments	4	9

	914	428

Net deferred tax liabilities	$(111)	$(101)

  The net deferred tax liabilities are presented on the consolidated balance sheet in the following categories:

	2019	2018

Long-term deferred tax assets	$308	$300
Long-term deferred tax liabilities	(419)	(401)

	$(111)	$(101)

[f]
The Company has provided for deferred income taxes for the estimated tax cost of distributable earnings of its subsidiaries. Deferred income taxes have not been provided on approximately $5.73 billion of undistributed earnings of certain foreign subsidiaries, as the Company has concluded that such earnings should not give rise to additional tax liabilities upon repatriation or are indefinitely reinvested. A determination of the amount of the unrecognized tax liability relating to the remittance of such undistributed earnings is not practicable.

[g]
Income taxes paid in cash [net of refunds] were $484 million for the year ended December 31, 2019 [2018 – $665 million].

[h]
As of December 31, 2019, the Company had domestic and foreign operating loss carryforwards of $2.43 billion and tax credit carryforwards of $70 million. Approximately $1.67 billion of the operating losses can be carried forward indefinitely. The remaining operating losses and tax credit carryforwards expire between 2020 and 2039.
MAGNA INTERNATIONAL INC. 53

[i]
As at December 31, 2019 and 2018, the Company's gross unrecognized tax benefits were $192 million and $198 million, respectively [excluding interest and penalties], of which $174 million and $183 million, respectively, if recognized, would affect the Company's effective tax rate. The gross unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate due primarily to the impact of the valuation allowance on deferred tax assets. A summary of the changes in gross unrecognized tax benefits is as follows:

	2019	2018

Balance, beginning of year	$198	$243
Increase based on tax positions related to current year	21	20
Decrease based on tax positions of prior years	(2)	(3)
Increase related to acquisitions	3	8
Settlements	(4)	(13)
Statute expirations	(21)	(50)
Foreign currency translation	(3)	(7)

	$192	$198

  The Company recognizes interest and penalties with respect to unrecognized tax benefits as income tax expense. As at December 31, 2019 and 2018, the Company had recorded interest and penalties on the unrecognized tax benefits of $46 million and $39 million, respectively, which reflects an increase in expenses related to changes in its reserves for interest and penalties of $7 million in 2019 and a decrease of $6 million in expenses related to changes in its reserves for interest and penalties in 2018.

  The Company operates in multiple jurisdictions, and its tax returns are periodically audited or subject to review by both domestic and foreign tax authorities. During the next twelve months, it is reasonably possible that, as a result of audit settlements, the conclusion of current examinations and the expiration of the statute of limitations in several jurisdictions, the Company may decrease the amount of its gross unrecognized tax benefits [including interest and penalties] by approximately $32 million, of which $24 million, if recognized, would affect its effective tax rate.

  The Company considers its significant tax jurisdictions to include Canada, the United States, Austria, Germany and Mexico. With few exceptions, the Company remains subject to income tax examination in Germany for years after 2007, Mexico for years after 2013, Canada for years after 2014, U.S. federal jurisdiction for years after 2015, and in Austria for years after 2015.

13. INTANGIBLE ASSETS

Intangible assets were as follows:

	Estimated weighted average useful life in years	2019	2018

Cost
Customer relationship intangibles [note 7]	9	$429	$415
Computer software	1	396	291
Patent and licenses	11	264	340

		1,089	1,046
Accumulated depreciation
Customer relationship intangibles [note 7]		(216)	(191)
Computer software		(310)	(219)
Patent and licenses		(79)	(76)

		$484	$560

The Company recorded approximately $93 million and $84 million of amortization expense related to finite-lived intangible assets for the years ended December 31, 2019 and 2018, respectively. The Company currently estimates annual amortization expense to be $85 million for 2020, $66 million for 2021, $53 million for 2022, $47 million for 2023 and $43 million for 2024.

54 ANNUAL REPORT 2019

14. OTHER ASSETS

Other assets consist of:

	2019	2018

Preproduction costs related to long-term supply agreements	$683	$741
Long-term receivables	217	198
Pension overfunded status [note 19[a]]	22	18
Unrealized gain on cash flow hedges [note 23]	24	9
Other, net	50	22

	$996	$988

15. EMPLOYEE EQUITY AND PROFIT PARTICIPATION PROGRAM

During the year ended December 31, 2019, a trust which exists to make orderly purchases of the Company's shares for employees for transfer to the Employee Equity and Profit Participation Program ["EEPPP"], borrowed up to $37 million [2018 – $34 million] from the Company to facilitate the purchase of Common Shares. At December 31, 2019, the trust's indebtedness to Magna was $37 million [2018 – $34 million]. The Company nets the receivable from the trust with the Company's accrued EEPPP payable in accrued wages and salaries.

16. WARRANTY

The following is a continuity of the Company's warranty accruals:

	2019	2018

Balance, beginning of year	$208	$255
Expense, net	142	98
Settlements	(105)	(111)
Foreign exchange and other	7	(7)
Acquisitions	–	2
Liabilities held for sale [note 3]	–	(29)

	$252	$208

17. DEBT

Short-term borrowings

The Company utilizes credit facilities and commercial paper programs as needed for its short-term working capital fluctuations. As of December 31, 2019, there were no short-term borrowings outstanding. For the year ended December 31, 2018 short-term borrowings totaled $1,098 million, consisting of $35 million in bank indebtedness and $1,063 million in commercial paper.

[a]
Credit Facilities

  The Company has an agreement for a credit facility that is drawn in euros that is secured with a USD cash deposit of 105% of the outstanding balance. As at December 31, 2019, the amount drawn was $110 million [2018 – $112 million] and the related restricted cash equivalent deposit was $116 million [2018 – $118 million]. Given that the credit agreement includes a netting arrangement that provides for the legal right of setoff, the remaining net deposit of $6 million [2018 – $6 million] is included in the prepaid expenses and other balance [note 6].

  On May 24, 2019, the Company amended and restated its $300 million, 364 day syndicated revolving credit facility, including an extension of the maturity date to June 22, 2020 with an additional one-year term-out option available at maturity. The facility can be drawn in U.S. dollars or Canadian dollars. As of December 31, 2019, the Company has not borrowed any funds under this credit facility.

[b]
Commercial Paper Program

  The Company has a U.S. commercial paper program [the "U.S. Program"] and a euro-commercial paper program [the "euro-Program"]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the "U.S. notes"] up to a maximum aggregate amount of U.S. $1 billion. The U.S. Program is supported by the Company's existing global credit facility. The proceeds from the issuance of the U.S. notes are being used for general corporate purposes. There were no amounts outstanding as of December 31, 2019. As at December 31, 2018, $903 million of U.S. notes were outstanding, with a weighted-average interest rate of 3.00%, and maturities less than three months.

  Under the euro-Program, the Company may issue euro-commercial paper notes [the "euro notes"] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company's existing global credit facility. There

MAGNA INTERNATIONAL INC. 55

  were no amounts outstanding as of December 31, 2019. As of December 31, 2018, $160 million [€140 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.24%, and maturities less than three months.

Long-term borrowings

[a]
The Company's long-term debt, which is substantially uncollateralized, consists of the following:

	2019	2018

Senior Notes [note 17 [c]]
$750 million Senior Notes due 2024 at 3.625%	$747	$746
$650 million Senior Notes due 2025 at 4.150%	645	644
€550 million Senior Notes due 2023 at 1.900%	615	627
€600 million Senior Notes due 2027 at 1.500%	670	683
Cdn$425 million Senior Notes due 2022 at 3.100%	327	311
Bank term debt at a weighted average interest rate of approximately 4.97% [2018 – 4.89%], denominated primarily in Chinese renminbi, Brazilian real, euro and Indian rupee	105	153
Government loans at a weighted average interest rate of approximately 1.63% [2018 – 2.18%], denominated primarily in euro, Canadian dollar and Brazilian real	48	109
Other	11	12

	3,168	3,285
Less due within one year	106	201

	$3,062	$3,084

[b]
Future principal repayments on long-term debt are estimated to be as follows:

2020	$106
2021	33
2022	338
2023	619
2024	751
Thereafter	1,321

$3,168

[c]
All of the Senior Notes pay a fixed rate of interest semi-annually except for the €550 million and €600 million Senior Notes which pay a fixed rate of interest annually. The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the Senior Notes in whole or in part at any time, at specified redemption prices determined in accordance with the terms of each of the respective indentures governing the Senior Notes. All of the Senior Notes were issued for general corporate purposes.

[d]
The Company's $2.75 billion revolving credit facility matures on June 24, 2024. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

[e]
Interest expense, net includes:

	2019	2018

Interest expense
Current	$17	$24
Long-term	87	89

	104	113
Interest income	(22)	(20)

Interest expense, net	$82	$93

[f]
Interest paid in cash was $103 million for the year ended December 31, 2019 [2018 – $115 million].
56 ANNUAL REPORT 2019

18. LEASES

The Company has entered into leases primarily for real estate, manufacturing equipment and vehicles with terms that range from 1 year to 33 years, excluding land use rights which generally extend over 90 years. These leases often include options to extend the term of the lease for up to 12 years or to terminate the lease within 1 year. When it is reasonably certain that the option will be exercised, the impact of the option is included in the lease term for purposes of determining total future lease payments.

Costs associated with the Company's operating lease expense were as follows:

2019

Operating lease expense	$316
Short-term lease expense	25
Variable lease expense	27

Total lease expense	$368

Supplemental information related to the Company's operating leases was as follows:

2019

Operating cash flows – cash paid relating to operating leases	$344
Right-of-use assets obtained in exchange for new operating lease liabilities	104
Weighted-average remaining lease term – operating leases, in years	11 years
Weighted-average discount rate – operating leases	4.8%

At December 31, 2019, the Company had commitments under operating leases requiring annual payments as follows:

Total

2020	$297
2021	270
2022	247
2023	221
2024	194
2025 and thereafter	1,126

2,355
Less: amount representing interest	529

Total lease liabilities	$1,826

Current operating liabilities	$225
Non-current operating lease liabilities	1,601

Total lease liabilities	$1,826

As of December 31, 2019, the Company has additional operating leases, primarily for manufacturing facilities, that have not yet commenced of $22 million. These operating leases will commence during 2020 and have lease terms of 1 to 8 years.

The Company's future minimum lease commitments, as of December 31, 2018, under Accounting Standard Codification Topic 840, the predecessor to Topic 842, were as follows:

Total

2019	$310
2020	283
2021	254
2022	230
2023	199
Thereafter	714

$1,990

MAGNA INTERNATIONAL INC. 57

For the year ended December 31, 2018, operating lease expense was $330 million reflected in Cost of good sold and $31 million in Selling, general and administrative expenses, respectively, in the consolidated statement of income.

The Company's finance leases were not material for any of the periods presented.

19. LONG-TERM EMPLOYEE BENEFIT LIABILITIES

Long-term employee benefit liabilities consist of:

	2019	2018

Defined benefit pension plans and other [a]	$203	$184
Termination and long service arrangements [b]	437	381
Retirement medical benefits plans [c]	27	27
Other long-term employee benefits	10	5

Long-term employee benefit obligations	$677	$597

[a]
Defined benefit pension plans

  The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. All pension plans are funded to at least the minimum legal funding requirements, while European defined benefit pension plans are unfunded.

  The weighted average significant actuarial assumptions adopted in measuring the Company's obligations and costs are as follows:

	2019	2018

Projected benefit obligation
Discount rate	2.5%	3.1%
Rate of compensation increase	2.6%	2.5%
Net periodic benefit cost
Discount rate	3.2%	2.8%
Rate of compensation increase	2.6%	2.5%
Expected return on plan assets	4.9%	5.8%

58 ANNUAL REPORT 2019

  Information about the Company's defined benefit pension plans is as follows:

	2019	2018

Projected benefit obligation
Beginning of year	$633	$687
Current service cost	11	14
Interest cost	20	18
Actuarial losses (gains) and changes in actuarial assumptions	79	(33)
Benefits paid	(21)	(24)
Divestiture	(68)	–
Foreign exchange	5	(29)

End of year	659	633

Plan assets at fair value [i]
Beginning of year	406	443
Return on plan assets	78	(11)
Employer contributions	11	12
Benefits paid	(17)	(19)
Divestiture	(10)	–
Foreign exchange	10	(19)

End of year	478	406

Ending funded status	$181	$227

Amounts recorded in the consolidated balance sheet
Non-current asset [note 14]	$(23)	$(18)
Current liability	1	1
Liabilities held for sale [note 3] [ii]	–	60
Non-current liability	203	184

Net amount	$181	$227

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(141)	$(134)

Net periodic benefit cost
Current service cost	$11	$14
Interest cost	20	18
Return on plan assets	(19)	(25)
Actuarial losses	4	4

Net periodic benefit cost	$16	$11

  [i]
  The asset allocation of the Company's defined benefit pension plans at December 31, 2019 and the target allocation for 2020 is as follows:

	2020	2019

Fixed income securities	55-75%	59%
Equity securities	25-45%	37%
Cash and cash equivalents	0-10%	4%

	100%	100%

  Substantially all of the plan assets' fair value has been determined using significant observable inputs [level 2] from indirect market prices on regulated financial exchanges.

  [ii]
  Includes $58 million of long-term employee benefit liabilities and $2 million of accrued salaries and wages which were reclassified to liabilities held for sale.

  The expected rate of return on plan assets was determined by considering the Company's current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

MAGNA INTERNATIONAL INC. 59

[b]
Termination and long service arrangements

  Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

  The weighted average significant actuarial assumptions adopted in measuring the Company's projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2019	2018

Discount rate	2.1%	2.8%
Rate of compensation increase	3.1%	2.9%

  Information about the Company's termination and long service arrangements is as follows:

	2019	2018

Projected benefit obligation
Beginning of year	$394	$378
Current service cost	29	22
Interest cost	10	8
Actuarial losses and changes in actuarial assumptions	39	14
Benefits paid	(19)	(14)
(Divestiture) acquisition	(3)	2
Foreign exchange	(4)	(16)

Ending funded status	$446	$394

Amounts recorded in the consolidated balance sheet
Current liability	$9	$9
Liabilities held for sale [note 3]	–	4
Non-current liability	437	381

Net amount	$446	$394

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial losses	$(124)	$(88)

Net periodic benefit cost
Current service cost	$29	$22
Interest cost	10	8
Actuarial losses (gains)	4	(1)

Net periodic benefit cost	$43	$29

[c]
Retirement medical benefits plans

  The Company sponsors a number of retirement medical plans which were assumed on certain acquisitions in prior years. These plans are frozen to new employees and incur no current service costs.

  In addition, the Company sponsors a retirement medical benefits plan that was amended during 2009 such that substantially all employees retiring on or after August 1, 2009 no longer participate in the plan.

  The weighted average discount rates used in measuring the Company's projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2019	2018

Retirement medical benefit obligations	3.1%	4.0%
Net periodic benefit cost	4.0%	3.4%
Health care cost inflation	6.8%	6.8%

60 ANNUAL REPORT 2019

  Information about the Company's retirement medical benefits plans are as follows:

	2019	2018

Projected benefit obligation
Beginning of year	$29	$33
Interest cost	1	1
Actuarial gains and changes in actuarial assumptions	–	(3)
Benefits paid	(1)	(1)
Foreign exchange	–	(1)

Ending funded status	$29	$29

Amounts recorded in the consolidated balance sheet
Current liability	$2	$2
Non-current liability	27	27

Net amount	$29	$29

Amounts recorded in accumulated other comprehensive income
Unrecognized actuarial gains	11	12

Total accumulated other comprehensive income	$11	$12

Net periodic benefit cost
Interest cost	$1	$1
Actuarial gains	(1)	(1)

Net periodic benefit cost	$–	$–

  The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company's net income.

[d]
Future benefit payments

	Defined benefit pension plans	Termination and long service arrangements	Retirement medical benefits plans	Total

Expected employer contributions – 2020	$11	$9	$2	$22

Expected benefit payments:
2020	$22	$10	$1	$33
2021	22	11	2	35
2022	23	11	2	35
2023	23	14	2	39
2024	24	18	2	43
Thereafter	131	119	8	250

	$245	$183	$17	$435

MAGNA INTERNATIONAL INC. 61

20. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2019	2018

Long-term portion of fair value of hedges [note 23]	$8	$40
Long-term portion of income taxes payable	234	205
Asset retirement obligation	34	33
Deferred revenue	74	106
Long-term lease inducements [note 18]	–	16
Other	21	–

	$371	$400

21. CAPITAL STOCK

[a]
At December 31, 2019, the Company's authorized, issued and outstanding capital stock are as follows:

  Preference shares – issuable in series –

  The Company's authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

  Common Shares –

  Common Shares without par value [unlimited amount authorized] have the following attributes:

  [i]
  Each share is entitled to one vote per share at all meetings of shareholders.

  [ii]
  Each share shall participate equally as to dividends.

[b]
On November 12, 2019, the Toronto Stock Exchange ["TSX"] accepted the Company's Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase for cancellation, as well as purchases to fund the Company's stock-based compensation awards or programs and/or the Company's obligations to its deferred profit sharing plans, of up to 30.3 million Magna Common Shares [the "2019 Bid"], representing approximately 10% of the Company's public float of Common Shares. The Bid commenced on November 15, 2019 and will terminate no later than November 14, 2020.

  Previously, the Company had Normal Course Issuer Bids in place for the 12 month periods beginning in November 2018 and 2017.

  The following is a summary of the Normal Course Issuer Bids [number of shares in the table below are expressed in whole numbers]:

		2019		2018
	Maximum number of shares	Shares purchased	Cash amount	Shares purchased	Cash amount

2017 Bid	35,800,000	–	$–	26,630,243	$1,544
2018 Bid	33,200,000	23,401,457	1,159	6,014,041	287
2019 Bid	30,283,500	2,367,106	130	–	–

		25,768,563	$1,289	32,644,284	$1,831

[c]
The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 5, 2020 were exercised or converted:

Common Shares	301,768,927
Stock options(i)	9,745,110

311,514,037

  (i)
  Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.
62 ANNUAL REPORT 2019

22. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2019	2018

Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of year	$(917)	$(456)
Net unrealized loss	(18)	(490)
Repurchase of shares under normal course issuer bids [note 21]	28	29

Balance, end of year	(907)	(917)

Accumulated net unrealized gain (loss) on cash flow hedges [b]
Balance, beginning of year	(68)	39
Net unrealized gain (loss)	102	(106)
Reclassification of net loss (gain) to net income [a]	4	(1)

Balance, end of year	38	(68)

Accumulated net unrealized loss on other long-term liabilities [b]
Balance, beginning of year	(190)	(183)
Net unrealized loss	(47)	(13)
Reclassification of net loss to net income [a]	8	6
Sale of business	8	–

Balance, end of year	(221)	(190)

Total accumulated other comprehensive loss [c]	$(1,090)	$(1,175)

[a]
The effects on net income of amounts reclassified from AOCL, with presentation location, were as follows:

	2019	2018

Cash flow hedges
Sales	$(38)	$(6)
Cost of sales	33	7
Income tax	1	–

Net of tax	(4)	1

Other long-term liabilities
Cost of sales	(9)	(7)
Income tax	1	1

Net of tax	(8)	(6)

Total loss reclassified to net income	$(12)	$(5)

MAGNA INTERNATIONAL INC. 63

[b]
The amount of income tax benefit that has been allocated to each component of other comprehensive loss is as follows:

	2019	2018

Accumulated net unrealized loss on translation of net investment in foreign operations

Balance, end of year	$7	$7

Accumulated net unrealized (gain) loss on cash flow hedges
Balance, beginning of year	23	(12)
Net unrealized (gain) loss	(36)	35
Reclassification of net loss to net income	(1)	–

Balance, end of year	(14)	23

Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of year	21	17
Net unrealized loss	15	5
Reclassification of net loss to net income	(1)	(1)

Balance, end of year	35	21

Total income tax benefit	$28	$51

[c]
The amount of other comprehensive loss that is expected to be reclassified to net income during 2020 is $37 million.

23. FINANCIAL INSTRUMENTS

[a]
Foreign exchange contracts

  At December 31, 2019, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars

Buy (Sell)	U.S. dollar amount	Weighted average rate	Peso amount	Weighted average rate

2020	173	1.31238	6,271	0.04824
2020	(759)	0.76562	(25)	20.37835
2021	19	1.31855	2,749	0.04624
2021	(479)	0.76856	–	–
2022	6	1.32105	1,074	0.04675
2022	(263)	0.76649	–	–
2023	(52)	0.76140	–	–
2024	(14)	0.75235	–	–

	(1,369)		10,069

64 ANNUAL REPORT 2019

	For euros

Buy (Sell)	U.S. dollar amount	Weighted average rate	Czech koruna amount	Weighted average rate

2020	196	0.85601	4,582	0.03834
2020	(117)	1.15358	–	–
2021	89	0.82944	2,576	0.03757
2021	(34)	1.21681	–	–
2022	48	0.81676	468	0.03762
2022	(4)	1.21233	–	–
2023	23	0.81607	–	–
2023	(2)	1.19193	–	–
2024	7	0.83511	–	–

	206		7,626

  Based on forward foreign exchange rates as at December 31, 2019 for contracts with similar remaining terms to maturity, the gains and losses relating to the Company's foreign exchange forward contracts recognized in other comprehensive income are approximately $70 million and $18 million, respectively [note 22].

  The Company does not enter into foreign exchange forward contracts for speculative purposes.

[b]
Financial assets and liabilities

  The Company's financial assets and liabilities consist of the following:

	2019	2018

Financial assets
Cash and cash equivalents	$1,276	$684
Restricted cash equivalents	116	118
Accounts receivable	5,927	6,548
Publicly traded and private equity investments	99	323
Severance investments	1	3
Long-term receivables included in other assets [note 14]	217	198
Financial assets held for sale [note 3]
Accounts receivable held for sale	–	258
Severance investments held for sale	–	1

	$7,636	$8,133

Financial liabilities
Bank indebtedness [note 17]	$–	$35
Commercial paper [note 17]	–	1,063
Long-term debt (including portion due within one year)	3,168	3,285
Accounts payable	5,628	6,094
Financial liabilities held for sale [note 3]
Accounts payable held for sale	–	226

	$8,796	$10,703

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses and other	$46	$25
Other assets	24	9
Other accrued liabilities	(10)	(61)
Other long-term liabilities	(8)	(40)

	$52	$(67)

MAGNA INTERNATIONAL INC. 65

[c]
Derivatives designated as effective hedges, measured at fair value

  The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross amounts presented in consolidated balance sheets	Gross amounts not offset in consolidated balance sheets	Net amounts

December 31, 2019
Assets	$70	$15	$55
Liabilities	$(18)	$(15)	$(3)

December 31, 2018
Assets	$34	$33	$1
Liabilities	$(101)	$(33)	$(68)

[d]
Fair value

  The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

  Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

  Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

  Publicly traded and private equity securities

  The fair value of the Company's investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

  The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

  Term debt

  The Company's term debt includes $106 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

  Senior Notes

  The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At December 31, 2019, the net book value of the Company's Senior Notes was $3.02 billion and the estimated fair value was $3.20 billion, determined using Level 2 inputs.

[e]
Credit risk

  The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents [net of the euro drawn amount], accounts receivable, held-to-maturity investments and foreign exchange and commodity forward contracts with positive fair values.

  Cash and cash equivalents and restricted cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

  The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

66 ANNUAL REPORT 2019

  In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the year ended December 31, 2019, sales to the Company's six largest customers represented 77% [2018 – 77%] of the Company's total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships.

[f]
Currency risk

  The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, and when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts [note 23[a]].

[g]
Interest rate risk

  The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

  In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

24. CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]
In September 2014, the Conselho Administrativo de Defesa Economica ["CADE"], Brazil's Federal competition authority, attended at one of the Company's operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products ["access mechanisms"].

  In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, has commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

  Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any.

  In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding. Magna could also be subject to restitution settlements, civil proceedings and other consequences, including reputational damage.

  The Company's policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

[b]
The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company's best estimates of future costs [note 16].
MAGNA INTERNATIONAL INC. 67

25. SEGMENTED INFORMATION

[a]
Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

  The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

  The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net.

  The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" [note 1]. All intersegment sales and transfers are accounted for at fair market value.

[a]
The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated income before income taxes:

	2019

	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity (income) loss

Body Exteriors & Structures	$16,458	$16,110	$1,299	$710	$(3)
Power & Vision	11,312	11,103	747	464	(174)
Seating Systems	5,577	5,548	312	66	(4)
Complete Vehicles	6,707	6,661	144	84	(1)
Corporate & Other [i]	(623)	9	43	21	4

Total Reportable Segments	$39,431	$39,431	$2,545	$1,345	$(178)

	2018

	Total sales	External sales	Adjusted EBIT	Depreciation and amortization	Equity income

Body Exteriors & Structures	$17,527	$17,220	$1,413	$701	$(12)
Power & Vision	12,321	12,086	1,171	435	(261)
Seating Systems	5,548	5,546	426	57	(3)
Complete Vehicles	6,018	5,968	68	65	–
Corporate & Other [i]	(587)	7	29	20	(1)

Total Reportable Segments	$40,827	$40,827	$3,107	$1,278	$(277)

	2019

	Net assets	Investments	Goodwill	Fixed asset, net	Fixed asset additions

Body Exteriors & Structure	$7,906	$31	$458	$4,827	$713
Power & Vision	5,626	899	1,238	2,299	577
Seating Systems	1,219	134	169	412	76
Complete Vehicles	735	2	111	593	69
Corporate & Other [i]	468	144	–	129	6

Total Reportable Segments	$15,954	$1,210	$1,976	$8,260	$1,441

68 ANNUAL REPORT 2019

	2018

	Net assets	Investments	Goodwill	Fixed asset, net	Fixed asset additions

Body Exteriors & Structure	$7,142	$34	$459	$4,825	$730
Power & Vision [ii]	6,703	1,680	1,260	2,151	655
Seating Systems	815	135	147	330	78
Complete Vehicles	605	2	113	622	170
Corporate & Other [i]	563	338	–	167	17

Total Reportable Segments	$15,828	$2,189	$1,979	$8,095	$1,650

  [i]
  Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

  [ii]
  Includes $541 million of net assets held for sale.

[b]
The following table reconciles Net income from operations to Adjusted EBIT:

	2019	2018

Net Income	$1,632	$2,332
Add:
Interest expense, net	82	93
Other expense, net	240	63
Income taxes	591	619

Adjusted EBIT	$2,545	$3,107

[c]
The following table shows Net Assets for the Company's reporting segments:

	2019	2018

Total Assets	$25,790	$25,945
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,276)	(684)
Deferred tax assets	(308)	(300)
Long-term receivables from joint venture partners	(71)	(71)
Income taxes receivable	–	(57)
Deduct liabilities included in segment net assets:
Accounts Payable	(5,628)	(6,094)
Accrued salaries and wages	(753)	(769)
Other accrued liabilities	(1,800)	(1,734)
Liabilities held for sale	–	(408)

Segment Net Assets	$15,954	$15,828

MAGNA INTERNATIONAL INC. 69

[d]
The following table aggregates external revenues by customer as follows:

	2019	2018

General Motors	$5,732	$6,303
BMW	5,469	4,826
Ford Motor Company	5,270	5,721
Fiat Chrysler Automobiles	5,173	5,693
Daimler AG	4,887	4,687
Volkswagen	4,001	4,128
Other	8,899	9,469

	$39,431	$40,827

[e]
The following table summarizes external revenues and long-lived assets by geographic region:

	External Sales		Fixed Assets, Net

	2019	2018	2019	2018

North America
United States	$9,702	$10,043	$1,661	$1,359
Canada	5,353	5,886	993	1,001
Mexico	4,294	4,618	1,287	1,275

	19,349	20,547	3,941	3,635
Europe
Austria	8,279	7,750	872	938
Germany	4,878	4,893	1,090	1,271
Czech Republic	899	764	276	257
Poland	689	694	201	200
Italy	527	850	244	288
United Kingdom	422	517	209	191
Russia	434	424	134	138
Spain	431	382	79	47
Turkey	293	291	10	8
France	201	219	55	46
Slovakia	139	127	223	71
Other Europe	139	144	215	221

	17,331	17,055	3,608	3,676
Asia Pacific
China	1,947	2,152	528	588
India	144	180	98	106
Korea	44	158	1	21
Other Asia Pacific	29	50	4	3

	2,164	2,540	631	718
Rest of World	587	685	80	66

	$39,431	$40,827	$8,260	$8,095

26. SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to December 31, 2019, the Company purchased 1,955,518 Common Shares for cancellation and 177,103 Common Shares to satisfy stock-based compensation awards, each under an existing normal course issuer bid for cash consideration of $101 million.

70 ANNUAL REPORT 2019

MAGNA INTERNATIONAL INC.
Supplementary Financial and Share Information

Financial Summary
(U.S. dollars in millions, except per share figures)
(unaudited)
Years ended December 31,

	2019	2018	2017	2016	2015

Total sales	39,431	40,827	36,588	36,445	32,134
Depreciation and amortization	1,345	1,278	1,184	1,056	802
Net income attributable to Magna International Inc. from continuing operations	1,765	2,296	2,196	2,031	1,946
Diluted earnings per Common Share from continuing operations	5.59	6.61	5.87	5.16	4.72
Weighted average number of Common Shares outstanding – Diluted	315.8	347.5	373.9	393.2	412.7

Cash dividend paid per share	1.46	1.32	1.10	1.00	0.88

Cash flow from operations	3,960	3,718	3,346	3,266	2,332
Capital expenditures	1,441	1,650	1,875	1,807	1,591

Working capital	2,216	1,530	1,957	1,468	3,868
Fixed assets, net	8,260	8,095	8,176	7,022	5,948
Total assets	25,790	25,945	25,468	22,566	19,687

Long-term debt	3,062	3,084	3,195	2,394	2,327
Shareholders' equity	11,131	11,159	11,712	10,219	9,117
Long-term debt to equity ratio	0.28:1	0.28:1	0.27:1	0.23:1	0.26:1

Share Information

The Common Shares are listed and traded in Canada on the Toronto Stock Exchange ("TSX") under the stock symbol "MG" and in the United States on the New York Stock Exchange ("NYSE") under the stock symbol "MGA". As of February 29, 2020, there were 1,285 registered holders of Common Shares.

Distribution of Shares held by Registered Shareholders

Common Shares

Canada	75.17%
United States	24.80%
Other	0.03%

Dividends

Dividends for 2019 on Magna's Common Shares were paid on each of March 22, June 7, September 6 and December 6 at a rate of U.S.$0.365 per Common Share. Magna's dividends have been designated as "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna's website (www.magna.com), under "Company – Investors – Shareholder Information – Dividends".

MAGNA INTERNATIONAL INC. 71

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sales prices and volumes of Common Shares traded in each case as reported by the TSX and NYSE, respectively.

Common Shares (TSX) (Cdn$)	Stock Symbol "MG"

	Year ended December 31, 2019			Year ended December 31, 2018
Quarter	Volume	High	Low	Volume	High	Low

1st	54,122,123	72.63	59.48	66,663,208	74.86	63.63
2nd	60,117,270	76.11	57.34	60,140,550	87.13	69.78
3rd	52,521,128	72.30	60.57	68,562,603	81.27	67.63
4th	46,709,827	75.25	65.25	79,159,170	74.40	58.74

Common Shares (NYSE) (US$)	Stock Symbol "MGA"

	Year ended December 31, 2019			Year ended December 31, 2018
Quarter	Volume	High	Low	Volume	High	Low

1st	67,660,484	55.09	44.02	83,866,053	59.99	50.78
2nd	76,106,212	56.92	42.51	72,562,177	67.47	53.91
3rd	59,411,273	54.65	46.27	81,571,294	61.65	51.34
4th	47,590,914	57.09	48.97	94,173,736	57.85	42.88

72 ANNUAL REPORT 2019

CORPORATE Directors DIRECTORY Executive Officers William L. Young (Chairman of the Board) Scott B. Bonham Peter G. Bowie Mary S. Chan Hon. V. Peter Harder, P.C. Dr. Kurt J. Lauk Robert F. MacLellan Cynthia A. Niekamp William A. Ruh Dr. Indira V. Samarasekera Donald J. Walker Lisa S. Westlake Donald J. Walker Chief Executive Officer Mark Dong President, Magna China Seetarama Swamy Kotagiri President, Magna International and President, Magna Power and Vision Aaron D. McCarthy Chief Human Resources Officer Eric J. Wilds Chief Sales & Marketing Officer Vincent J. Galifi Chief Financial Officer Riccardo C. Trecoce Chief Legal Officer Tommy J. Skudutis Chief Operating Officer Joanne N. Horibe Chief Compliance Officer James J. Tobin, Sr. President, Magna Asia Guenther F. Apfalter President, Magna Europe and President, Magna Steyr Corporate Office Transfer Agent and Registrar Exchange Listings Magna International Inc. 337 Magna Drive Aurora, Ontario Canada L4G 7K1 Telephone: (905) 726-2462 magna.com Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario, Canada M5J 2Y1 Telephone: 1 (800) 564-6253 Common Shares Toronto Stock Exchange MG New York Stock Exchange MGA Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky USA 40202 Telephone: 1 (800) 962-4284 From all other countries Telephone: 1 (514) 982-7555 www.computershare.com As a “foreign private issuer” listed on the New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which its corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/ Proxy Statement for our 2020 Annual Meeting of Shareholders for a description of our corporate governance practices in comparison with the requirements and guidelines of the Canadian Securities Administrators. Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of the Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070. Shareholders wishing to obtain a copy of Magna’s Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 21 to the consolidated financial statements contained in this Annual Report, may do so by contacting Magna’s Corporate Secretary. The 2020 Annual Meeting of Shareholders The 2020 Annual Meeting of Shareholders will be held on Thursday, May 7, 2020, commencing at 10:00 a.m. (Eastern Daylight Time). Due to the COVID-19 pandemic, the meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/MGA2020. Annual Report Additional copies of this 2019 Annual Report or copies of our quarterly reports may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov. ©Magna International Inc. 2020. Magna and the logo are registered trademarks of Magna International Inc.

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